SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Portugal Telecom

Portugal

Wireline	• Retail, large corporates’ voice and data, ISP and broadband services [PT Comunicações 100%]
Euro 965 million (revenues)	• SMEs’ voice and data [PT Prime 100%]
Mobile	• TMN 100%
Euro 737 million (revenues)

Main international assets

Revenues (Euromillion)

Vivo 31.81%	• Brazil	• Mobile	1,442
Unitel 25% (*)	• Angola	• Mobile	559
Médi Télécom 32.18%	• Morocco	• Mobile	217
CTM 28%	• Macao	• Wireline, mobile, Internet and data	111
MTC 34% (*)	• Namibia	• Mobile	58
CVT 40% (*)	• Cape Verde	• Wireline, mobile, Internet and data	35
Timor Telecom 41.12%	• East Timor	• Wireline, mobile, Internet and data	17
CST 51% (*)	• São Tomé e Príncipe	• Wireline, mobile, Internet and data	6
UOL 29%	• Brazil	• ISP, contents and Internet	325

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Operating revenues	1,627.0	1,668.2	(2.5)%	3,231.5	3,240.1	(0.3)%
Wireline (2)	473.3	476.1	(0.6)%	965.3	953.7	1.2%
Domestic mobile • TMN (2)	367.1	386.6	(5.1)%	737.1	773.0	(4.6)%
Brazilian mobile • Vivo (1)	738.7	765.9	(3.6)%	1,442.4	1,431.4	0.8%
Other and eliminations	48.0	39.6	21.3%	86.7	82.1	5.5%

Operating costs, excluding PRBs and D&A	1,032.1	1,082.6	(4.7)%	2,034.0	2,048.7	(0.7)%
Wages and salaries	177.2	154.5	14.7%	338.8	311.2	8.9%
Direct costs	273.3	275.1	(0.6)%	534.7	518.3	3.2%
Commercial costs	261.7	315.5	(17.0)%	524.3	578.6	(9.4)%
Other operating costs	319.8	337.6	(5.3)%	636.3	640.6	(0.7)%

EBITDA (3)	594.9	585.5	1.6%	1,197.5	1,191.5	0.5%
Post retirement benefits	22.4	10.9	105.7%	44.8	21.9	105.0%
Depreciation and amortisation	342.1	313.0	9.3%	668.3	609.6	9.6%
Income from operations (4)	230.4	261.6	(11.9)%	484.4	560.0	(13.5)%

Other expenses (income)	14.9	67.8	(78.1)%	17.6	79.4	(77.8)%
Curtailment costs, net	1.6	62.7	(97.4)%	3.5	78.0	(95.5)%
Net losses (gains) on disposal of fixed assets	(0.4)	(4.2)	(89.7)%	0.1	(13.3)	n.m.
Net other costs (gains)	13.6	9.2	47.8%	14.0	14.6	(4.1)%
Income before financ. & inc. taxes	215.5	193.9	11.2%	466.8	480.6	(2.9)%

Financial expenses (income)	35.9	30.1	19.4%	54.4	73.0	(25.6)%
Net interest expenses	72.4	65.2	11.0%	144.7	115.6	25.2%
Equity in earnings of affiliates, net	(53.5)	(40.9)	30.9%	(102.2)	(74.5)	37.3%
Net other financial losses (gains)	17.1	5.8	194.7%	11.8	31.9	(62.9)%

Income before income taxes	179.6	163.8	9.7%	412.4	407.6	1.2%
Provision for income taxes	(62.3)	(35.5)	75.7%	(117.8)	(114.2)	3.2%

Income from continued operations	117.3	128.3	(8.6)%	294.6	293.4	0.4%
Losses (income) attributable to minority interests	(27.6)	(16.2)	70.0%	(38.5)	(41.6)	(7.4)%
Consolidated net income	89.7	112.1	(20.0)%	256.1	251.9	1.7%

(1) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09.

(2) The wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN this impact amounted to Euro 40.3 million in 1H09 and Euro 21.5 million in 2Q09.

(3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1H09, consolidated operating revenues decreased by 0.3% y.o.y to Euro 3,231 million, driven by the decrease in TMN, as a result of a 40% decline in MTRs, which more than offset growth in Wireline and Vivo. Adjusting for the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated operating revenues would have increased by 4.4% y.o.y.

Wireline operating revenues increased in 1H09 by 1.2% y.o.y, supported by the inflection of retail revenues, which posted a 1.2% growth y.o.y, as a result of the continued strong performance of pay-TV and broadband.

The success of PT’s pay-TV offer (“Meo”) is demonstrated by strong growth in retail net additions, which reached 137 thousand in 1H09, underpinned by decelerating line loss and growth in flat fee broadband customers. Line loss in 1H08 reached 110 thousand lines compared to 65 thousand in 1H09. At the same time, PT continued to gain broadband market share as flat fee broadband net additions reached 78 thousand in 1H09 compared to 30 thousand in 1H08. As a result of this improved performance, PT had 443 thousand pay-TV customers at the end of 1H09, with 131 net additions during 1H09, and equivalent to 56.7% penetration of the ADSL customer base. The ADSL retail customer base increased by 19.9% y.o.y to 781 thousand customers.

TMN’s operating revenues decreased by 4.6% y.o.y due to the impact of lower MTRs (Euro 40 million), which more than offset the continued growth in customer revenues (+1.9% y.o.y in 1H09). Data revenues increased by 13.7% y.o.y in 1H09, and already account for 22.7% of service revenues. Excluding the impact of lower MTRs, TMN’s operating revenues would have increased by 0.6% y.o.y in 1H09, underpinned by growth in service revenues and customer revenues of 1.3% and 1.9% y.o.y, respectively.

Revenues from domestic operations decreased by 1.5% y.o.y in 1H09 partially due to substantially lower equipment sales. The financial performance of the domestic operations was negatively impacted by lower MTRs. Excluding this adverse impact, revenues from the domestic operations would have increased by 1.1% y.o.y.

Vivo’s operating revenues increased by 0.8% y.o.y in Euros and by 13.5% y.o.y in Reais, on the back of continued customer growth (15.8% increase y.o.y in the customer base). Excluding the consolidation of Telemig and the impact of the depreciation of the Real against the Euro, Vivo’s operating revenues would have increased by 7.7% y.o.y with service revenues growing by 9.6% y.o.y.

Other revenues, including intra-group eliminations, increased by 5.5% y.o.y mainly due to improved performance of revenues of PT’s call centre business in Brazil and MTC in Namibia and Timor Telecom, which more than offset the loss resulting from termination of the management fee contract with Vivo in August 2008.

The contribution from fully and proportionally consolidated international assets to operating revenues increased from 48.8% in 1H08 to 49.8% in 1H09. Brazil accounts for 46.1% of consolidated operating revenues, an increase of 0.7pp from 1H08, despite being adversely impacted by the depreciation of the Real against the Euro.

Revenues by region	Euro million

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Domestic operations (1)	805.5	827.1	(2.6)%	1,632.9	1,657.6	(1.5)%
Brazil (2)	764.6	786.0	(2.7)%	1,489.2	1,470.0	1.3%
Other and eliminations (3)	56.8	55.1	3.2%	109.4	112.6	(2.8)%
Total operating revenues	1,627.0	1,668.2	(2.5)%	3,231.5	3,240.1	(0.3)%

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact.

(2) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Consolidated operating costs, excluding PRBs and depreciation and amortization

Consolidated operating costs excluding post retirement benefits (PRBs) and depreciation and amortization (D&A), decreased by 0.7% y.o.y in 1H09 to Euro 2,034 million, as compared to Euro 2,049 million in the same period of last year, primarily explained by lower contributions from (1) Vivo (Euro 60 million), reflecting the impact of the depreciation of the Real (Euro 122 million) partially offset by the  impact of the consolidation of Telemig (Euro 55 million), and (2) TMN (Euro 30 million), primarily explained by the reduction in MTRs. These effects were partially offset by the increase in the wireline business (Euro 63 million) due to increased commercial activity. Adjusting for the impacts of the consolidation of Telemig, lower MTR’s and using constant exchange rate, operating costs would have increased by 4.3% y.o.y in 1H09 to Euro 2,137 million.

Wages and salaries increased by 8.9% y.o.y in 1H09 to Euro 339 million, primarily explained by higher contributions from Vivo (Euro 4 million), mainly related to the impact of the consolidation of Telemig (Euro 6 million), and from our call centre operation in Brazil (Euro 8 million). Wages and salaries accounted for 10.5% of consolidated operating revenues.

Direct costs increased by 3.2% y.o.y to Euro 535 million in 1H09 and accounted for 16.5% of consolidated operating revenues. This growth is primarily explained by the increase in programming costs (Euro 31 million) related to the pay-TV service from our wireline business, and by a higher contribution from Vivo (Euro 8 million), reflecting the impact of the consolidation of Telemig (Euro 19 million) and an increase in lease costs 3G related, partially offset by impact of the depreciation of the Real (Euro 33 million). These effects were partially offset by a reduction in direct costs from our domestic mobile business, primarily explained by the decrease in MTRs (Euro 20 million).

Commercial costs decreased by 9.4% y.o.y. to Euro 524 million in 1H09 and accounted for 16.2% of consolidated operating revenues. The decreases at TMN (Euro 19 million) and Vivo (Euro 36 million)are primarily explained by lower equipment sales, Vivo commercial costs were also impacted by the effects of the depreciation of the Real (Euro 41 million), and consolidation of Telemig (Euro 15 million).

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, decreased by 0.7% y.o.y to Euro 636 million in 1H09. Adjusting for the effects of the consolidation of Telemig (Euro 15 million), and the depreciation of the Real (Euro 38 million), other operating costs would have increased by 2.9% y.o.y in 1H09 to Euro 659 million, primarily explained by the increase of other operating costs in the wireline business, due to increased commercial activity and higher support services related to the strong take up of pay-tv service.

EBITDA

EBITDA increased by 0.5% y.o.y to Euro 1,197 million, equivalent to a margin of 37.1%. Excluding the effects of the consolidation of Telemig, lower MTRs and, consolidated EBITDA would have increased by 4.5% y.o.y. EBITDA performance in the period was supported by growth at Vivo and other international assets, which was partially offset by the decrease in the domestic businesses and termination of Vivo’s management fee.

Wireline EBITDA amounted to Euro 409 million in 1H09, equivalent to a 42.3% margin, impacted primarily by higher programming costs and customer care and support service costs related to the roll-out of PT’s pay-TV service. In 1H09, wages and salaries in the wireline segment increased by 1.5% y.o.y as a result of the decision to halt the redundancy programme and focus on insourcing, which in turn led to the reduction of the obligations related to salaries to pre-retired and suspended employees (Euro 53 million in 1H09) and corresponding cash payments.

EBITDA by business segment (1) (2)	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Wireline	200.6	225.9	(11.2)%		408.7	459.8	(11.1)%
Domestic mobile • TMN	161.7	170.9	(5.4)%		331.4	337.3	(1.7)%
Brazilian mobile • Vivo (1)	214.6	163.7	31.0%		418.2	347.4	20.4%
Other and eliminations	18.1	25.0	(27.7)%		39.1	47.0	(16.7)%

EBITDA (2)	594.9	585.5	1.6%		1,197.5	1,191.5	0.5%
EBITDA margin (%)	36.6	35.1	1.5	pp	37.1	36.8	0.3	pp

Domestic operations (3)	360.8	395.2	(8.7)%		737.0	793.8	(7.2)%
Brazil (1) (4)	217.4	168.8	28.8%		422.6	354.7	19.1%
Other (5)	16.7	21.4	(22.0)%		37.9	42.9	(11.8)%

(1) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact.

(4) Includes mainly Vivo and Dedic.

(5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

In 1H09 TMN’s EBITDA decreased by 1.7% y.o.y to Euro 331 million, equivalent to a 45.0% margin, mainly as a result of the decrease in MTRs. Excluding the negative impact of Euro 20.6 million due to lower MTRs, TMN’s EBITDA would have increased by 4.4% y.o.y in 1H09, on the back of strict cost control and growth in service revenues.

Vivo’s EBITDA increased by 20.4% y.o.y in 1H09, underpinned by subscriber growth and strict cost control. Excluding the consolidation of Telemig and devaluation of the Real against the Euro, Vivo’s EBITDA would have increased by 29.5% y.o.y. Vivo’s EBITDA margin reached 29.0% in 1H09, an improvement of 4.7pp versus 1H08.

Other EBITDA decreased by 16.7% y.o.y to Euro 39 million in 1H09, mainly as a result of the termination of Vivo’s management fee as from August 2008, notwithstanding the improved performance from MTC in Namibia and Timor Telecom.

Fully and proportionally consolidated international assets contributed to 41.1% of PT’s consolidated EBITDA in 1H09, an increase from 34.6% in 1H08. Brazilian businesses accounted for 35.3% of EBITDA in 1H09, which compares to 29.8% in 1H08. The EBITDA performance of the fully consolidated African assets in 1H09 accounted for 4.7% of consolidated EBITDA, up 0.6pp y.o.y.

Net income

Post retirement benefit costs amounted to Euro 45 million in 1H09, compared to Euro 22 million in 1H08, primarily as a result of the reduction in expected return on assets (Euro 20 million), following the devaluation of fund assets occured in 2008.

Depreciation and amortisation costs increased by 9.6% y.o.y to Euro 668 million, reflecting higher contributions from: (1) Vivo, which accounts for approximately 78% of the increase in D&A, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the CDMA network, following the GSM network rollout, partially offset by the impact of the depreciation of the Real against the Euro in 1H09, and (2) wireline business in Portugal, resulting from the investments in the rollout of Pay-TV service, and also from the revaluation of ducts and certain real estate assets undertaken in 2008. Excluding the effects of the consolidation of Telemig and using constant exchange rate, consolidated D&A would have increased by 11.8% y.o.y.

Curtailment costs amounted to Euro 3 million in 1H09, as compared to Euro 78 million in the same period of last year, due to the halting of the redundancy programme.

Net losses on disposal of fixed assets amounted to Euro 0.1 million in 1H09, as compared to net gains of Euro 13 million in the same period of last year. Gains recorded in 1H08 related to real estate disposals, which generated a cash inflow of Euro 15 million in the period.

Net interest expenses increased to Euro 145 million, equivalent to an increase of 25.2%  of which (1) Euro 22 million due to the increase in PT’s average net debt in the period, related to the share buyback programme completed in 2008 and to the acquisitions of Telemig and 3G licenses in Brazil, and (2) Euro 5 million due to the increase in the average cost of debt in Brazil. Consolidated average cost of debt of PT was 4.9% in 1H09 (4.6% in 1H08). Excluding Brazil, the average cost of debt was 4.0% (4.0% in 1H08).

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL and amounted to Euro 102 million in 1H09, compared to Euro 74 million in 1H08, up by 37.3% y.o.y, primarily driven by Unitel.

Net other financial losses, which include foreign currency gains, net gains on financial assets and other financial expenses, amounted to Euro 12 million in 1H09, as compared to Euro 32 million in 1H08. Net foreign currency gains amounted to Euro 2 million in 1H09, an improvement over the net losses of Euro 13 million in 1H08 mainly related to the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 7 million in 1H09 (losses of Euro 4 million in 1H08) due to the change in fair value of free-standing cross currency derivative instruments. Other financial expenses, which include banking services, commissions, financial discounts and other financing costs, increased to Euro 21 million in 1H09, compared to Euro 15 million in 1H08.

Provision for income taxes increased from Euro 114 million in 1H08 to Euro 118 million in 1H09 corresponding to an effective tax rate of 28.6% in 1H09 and 28.0% in 1H08.

Income attributable to minority interests decreased to Euro 38 million in 1H09, compared to Euro 42 million in 1H08. The reduction in this caption is primarily attributable to the decrease in minority interests from (1) Vivo, which amounted to Euro 13 million in 1H09 compared to Euro 16 million in 1H08, and (2) Africatel, which amounted to Euro 21 million in 1H09 compared to Euro 24 million in 1H08. The reduction in Vivo’s minority interest is mainly related to the increase in D&A costs, partially related to the acquisition of Telemig, which more than offset the impact of the improvement in EBITDA.

Net income increased by 1.7% y.o.y in 1H09 to Euro 256 million, compared to Euro 252 million in 1H08. In addition to the EBITDA increase in the period, PT benefited from lower curtailment costs and higher income from affiliates which more than offset higher post retirement benefits, depreciation and amortisation and interest costs.

Earnings per Share

Basic earnings per share increased by 9.6% y.o.y in 1H09 to Euro 29 cents, benefiting from the reduction in the number of shares following the completion of the share buyback programme.

The average number of shares outstanding decreased by 7.2% to 876 million in 1H09, whilst the diluted average number of shares outstanding over the same period declined by 6.8% to 941 million. As at the end of June 2009, the number of shares outstanding, adjusted for the 20.6 million own shares recognised in the statement of financial position, was 876 million.

Earnings per share	Million (shares outstanding); Euro (per share data)

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Average number of shares oustanding
Basic	875.9	911.5	(3.9)%	875.9	944.0	(7.2)%
Diluted (1)	940.5	976.2	(3.7)%	940.5	1,008.6	(6.8)%
Earnings per share
Basic	0.10	0.12	(17.4)%	0.29	0.27	9.6%
Diluted (1) (2)	0.10	0.12	(15.6)%	0.29	0.26	9.0%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds.

(2) Diluted earnings are computed adjusting for the costs of convertible bonds.

Capex

Capex by business segment (1)	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Wireline	125.9	77.0	63.5%		227.3	125.7	80.8%
Domestic mobile • TMN (2)	33.4	48.6	(31.2)%		58.0	80.1	(27.6)%
Brazilian mobile • Vivo (1) (3)	104.7	80.7	29.8%		191.3	128.2	49.2%
Other	18.0	9.5	89.1%		29.3	24.3	20.4%
Total capex	282.1	215.9	30.6%		505.9	358.4	41.1%
Capex as % of revenues (%)	17.3	12.9	4.4	pp	15.7	11.1	4.6	pp

(1) Considering a Euro/Real average exchange rate of 2.5946 in 1H08 and 2.9214 in 1H09.

(2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

(3) Excludes the acquisition of 3G licenses in Brazil (Euro 227 million in 2Q08).

Total capex increased by 41.1% in 1H09 to Euro 506 million, equivalent to 15.7% of revenues, as a result of growth in wireline and Vivo, which more than offset capex reductions at TMN.

Wireline capex increased from Euro 126 million in 1H08 to Euro 227 million in 1H09, primarily as a result of: (1) FTTH rollout and investments in network upgrades to provide increased bandwidth, related to the continued success of IPTV services; (2) non cash investment in transponder capacity, and (3) a surge in pay-TV net additions resulting in increased customer-related capex (Euro 35 million) during 1H09.

TMN’s capex decreased by 27.6% y.o.y to Euro 58 million in 1H09. The decrease in TMN’s capex is primarily explained by the investments carried out in 2008 in the continued deployment of

3G/3.5G networks, both in terms of capacity and coverage, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable performance and stable wireless broadband network in Portugal.

Capex at Vivo increased from Euro 128 million in 1H08 to Euro 191 million in 1H09. Excluding the consolidation of Telemig (Euro 7 million) and the devaluation of the Real against the Euro (Euro 23 million), capex at Vivo would have increased by 61.7% y.o.y. Capex at Vivo was primarily directed towards: (1) increasing network capacity, to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) network quality to accomplish the objectives set forth by the local regulator.

In 1H09, other capex increased to Euro 29 million, compared to Euro 24 million in 1H08, primarily due to the increase in capex related to PT’s businesses in Africa, namely MTC, CVT, and in Timor Telecom, which more than offset the decrease in capex of call centre business in Brazil.

Cash flow

Operating cash flow decreased to Euro 476 million in 1H09, compared to Euro 717 million in 1H08, primarily due to the reduction in EBITDA minus Capex, as a result of the 41.1% increase in capex, and an increase in working capital investment, mainly explained by: (1) one-off cash receipts in 1H08 from Zon and settlement with the Portuguese State of discounts granted to retirees; (2) Vivo’s management fees received in 1H08 (Euro 15 million), and (3) higher capex in 4Q08 as compared to 4Q07, resulting in higher payments to fixed assets suppliers.

Free cash flow	Euro million

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
EBITDA minus Capex	312.8	369.6	(15.4)%	691.6	833.1	(17.0)%
Non-cash items	18.3	34.2	(46.4)%	49.8	63.8	(21.9)%
Change in working capital	68.0	9.1	n.m.	(265.8)	(179.9)	47.7%
Operating cash flow	399.1	412.9	(3.3)%	475.6	716.9	(33.7)%

Acquisition of Telemig	0.0	(326.8)	n.m.	0.0	(326.8)	n.m.
Interest	(97.4)	(120.1)	(18.9)%	(225.1)	(202.4)	11.3%
Contributions and payments related to PRBs	(39.7)	(52.1)	(23.7)%	(86.5)	(100.8)	(14.2)%
Income taxes (1)	(18.7)	(74.6)	(75.0)%	(27.9)	(93.7)	(70.2)%
Dividends received	0.1	2.6	(94.4)%	8.0	9.1	(11.9)%
Other cash movements (2)	(16.8)	(9.6)	74.3%	(9.3)	4.9	n.m.
Free cash flow	226.7	(168.3)	n.m.	134.9	6.7	n.m.

(1) In 1H08, PT paid Euro 64 million in Portugal regarding the fourth and last instalment of income taxes related to 2007. In 1H09 there were no ordinary taxes paid in the domestic businesses, as the fourth and last instalment regarding 2008 will be a refund of Euro 11 million, which is expected to be received in 4Q09.

(2) In 1H08, this caption included Euro 15 million of cash proceeds from real estate asset disposals.

Free cash flow amounted to Euro 135 million in 1H09, which compares to Euro 7 million in 1H08. This increase is primarily explained by the investment in the acquisition of Telemig in 1H08 (Euro 327 million), the decrease in income taxes paid (Euro 66 million), and the decrease in contributions and payments related to PRBs, following the decision, at the end of 2008, to halt the redundancy programme. These effects more than offset: (1) the reduction in operating cash flow described above, (2) the increase in interest paid (Euro 23 million), due to higher average net debt and an increase in the average cost of debt in Brazil, and (3) the disposal of the investment in Banco Best in 1H08 (Euro 16 million).

Consolidated statement of financial position

As at 30 June 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 2,686 million. The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2009 amounted to Euro 6,128 million, equivalent to 41.6% of total assets.

Consolidated statement of financial position	Euro million

	30 June 2009	31 December 2008
Cash and equivalents	1,420.5	1,124.6
Accounts receivable, net	1,608.8	1,393.7
Inventories, net	301.6	297.4
Financial investments	632.6	634.3
Intangible assets, net	3,870.3	3,463.0
Tangible assets, net	4,709.6	4,637.8
Accrued post retirement asset	1.6	1.6
Other assets	872.0	973.1
Deferred tax assets and prepaid expenses	1,296.5	1,188.8
Total assets	14,713.6	13,714.4
Accounts payable	1,262.3	1,373.6
Gross debt	7,576.6	6,695.9
Accrued post retirement liability	1,783.1	1,836.9
Other liabilities	1,706.9	1,777.4
Deferred tax liabilities and deferred income	847.7	834.5
Total liabilities	13,176.5	12,518.2
Equity before minority interests	440.4	232.0
Minority interests	1,096.6	964.2
Total shareholders’ equity	1,537.0	1,196.2
Total liabilities and shareholders’ equity	14,713.6	13,714.4

The increase in total assets in 1H09 is primarily related to the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the increase in gross debt resulting mainly from the dividend attributed to shareholders following the AGM of 27 March 2009 (Euro 504 million) and also the impact of the appreciation of the Real against the Euro.

Consolidated net debt

Consolidated net debt amounted to Euro 6,156 million as at 30 June 2009, compared to Euro 5,571 million as at 31 December 2008, an increase of Euro 585 million mainly due to the dividends paid by PT amounting to Euro 504 million and the appreciation of the Brazilian Real against the Euro, leading to an increase in net debt of Euro 128 million, thus offsetting the cash flow generated in the period.

As at 30 June 2009, total consolidated gross debt amounted to Euro 7,577 million, of which 85.6% was medium and long-term and 59.2% was set at fixed rates. As at 30 June 2009, 85.2% of total debt was denominated in Euros and 14.8% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 1,779 million at the end of June 2009, of which Euro 906 million was undrawn committed commercial paper and standby facilities. In April 2009, PT repaid Euro 880 million in an existing bond and issued a Euro 1 billion 4-year bond, thus increasing its liquidity position and average maturity of its debt. In addition, during 1H09, PT issued Euro 450 million, which includes a tap of the 2012 Euro Bond, new bilateral lines and private placements.

Change in net debt	Euro million

	2Q09	2Q08	1H09	1H08
Net debt (initial balance)	5,740.6	4,767.5	5,571.3	4,381.8
Less: free cash flow	226.7	(168.3)	134.9	6.7
Translation effect on foreign currency debt	72.4	64.0	128.2	48.3
Settlement of currency forwards derivatives (1)	37.6	0.0	37.6	0.0
Dividends paid by PT	503.6	533.2	503.6	533.2
Acquisition of own shares (2)	0.0	154.7	0.0	731.1
Impact of Telemig consolidation	0.0	(128.9)	0.0	(128.9)
Acquisition of 3G licenses by Vivo	0.0	227.2	0.0	227.2
Commitments under the terms of the UMTS license	0.0	0.0	11.5	0.0
Other (3)	28.6	13.9	38.8	13.9
Net debt (final balance)	6,156.2	5,800.0	6,156.2	5,800.0

Change in net debt	415.5	1,032.5	584.9	1,418.1
Change in net debt (%)	7.2%	21.7%	10.5%	32.4%

(1) PT settled an Euro-Dollar derivative in April, 7 which resulted in a payment of Euro 38 million. As such PT no longer holds any free standing derivatives - on its domestic businesses.

(2) In 1H08, PT contracted equity swaps over 89.2 million own shares under the share buyback programme concluded in December 2008.

(3) This caption includes mainly Euro 45 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 12 million in 1H08), net of Euro 14 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

In 1H09, PT’s average cost of debt was 4.9%, with a maturity of 5.2 years as at 30 June 2009. Excluding Brazil, PT’s average cost of debt was 4.0% in 1H09, with a maturity of 5.1 years as at 30 June 2009. In 1H09, the net debt to EBITDA ratio was 2.6x (2.4x in 1H08) and EBITDA cover stood at 8.3x (10.3x in 1H08).

Post retirement benefits

As at 30 June 2009, PT’s projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,046 million and the market value of assets amounted to Euro 2,143 million. In addition, PT has liabilities with salaries to suspended and pre-retired employees amounting to Euro 855 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until the retirement age. Thus, gross unfunded total obligations amounted to Euro 1,757 million, while after-tax unfunded obligations amounted to Euro 1,291 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants. PT did not make any change to the actuarial assumptions used in December 2008 to compute the 1H09 post retirement obligations.

Post retirement benefits obligations		Euro million

	30 June 2009	31 December 2008
Pensions obligations	2,617.7	2,607.5
Healthcare obligations	427.9	426.3
PBO of pension and healthcare obligations	3,045.6	3,033.8
Market value of funds (1)	(2,143.2)	(2,131.6)
Unfunded pensions and healthcare obligations	902.4	902.1
Salaries to suspended and pre-retired employees	854.6	907.7
Total gross unfunded obligation	1,757.0	1,809.9
After-tax unfunded obligations	1,291.4	1,330.2
Unrecognised prior years service gains	24.5	25.4
Accrued post retirement benefits	1,781.5	1,835.3

(1) The change in the market value of funds resulted from the positive performance of assets under management of Euro 81.4 million (equivalent to 3.9% in 1H09) and the contributions made by beneficiaries and by PT totalling Euro 10.2 million,which were partially offset by the payment of pensions and supplements of Euro 70.0 million and healthcare benefits of Euro 10.0 million.

Total gross unfunded obligations decreased by Euro 53 million to Euro 1,757 million in 1H09, as a result of declining responsibilities related with salaries to suspended and pre-retired employees, while responsibilities towards pension and healthcare benefits remained flat with the positive performance of plan assets (3.9% in 1H09) offsetting the time value effect on the unfunded gap. The decrease in the liability concerning salaries to suspended and pre-retired employees is related to the halting of the redundancy programme. In addition, PT approved an extraordinary contribution of up to Euro 150 million to the pension funds to be carried out during 2009 through transfer of real estate assets.

Change in gross unfunded obligations		Euro million

	1H09	1H08
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	45.8	22.8
Curtailment cost	3.5	78.0
Contributions and payments (1)	(86.5)	(100.8)
Net actuarial (gains) losses (2)	(15.6)	202.2
Gross unfunded obligations (final balance)	1,757.0	1,506.2
After-tax unfunded obligations	1,291.4	1,107.1

(1) In 1H09, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 78.3 million; (ii) termination payments, under the workforce reduction programme, amounting to Euro 2 million; (iii) net payment of healthcare expenses made by PT amounting to Euro 1.2 million, and (iv) contributions to the pension funds of Euro 5.1 million.

(2) In 1H09, this caption relates to the difference between the actual return on assets (3.9% in 1H09) and the expected return on assets (6% on an annual basis).

Post retirement benefits costs		Euro million

	1H09	1H08
Service cost	3.4	5.2
Interest cost	108.2	103.6
Expected return on assets (1)	(65.8)	(86.0)
Sub-total	45.8	22.8
Amortisation of prior year service gains	(0.9)	(0.9)
Post retirement benefits costs	44.8	21.9

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred in 2008.

Equity (excluding minority interests)

Equity excluding minority interests amounted to Euro 440 million as at 30 June 2009. The increase of Euro 208 million in 1H09 is explained by: (1) the net income generated in the period of Euro 256 million, (2) net actuarial gains related to post retirement benefits amounting to Euro 11 million (net of taxes), and (3) positive currency translation adjustments amounting to Euro 432 million, mainly related to the appreciation of the Real against the Euro. These effects more than offset the dividends paid by PT to shareholders amounting Euro 504 million.

Change in shareholders’ equity (excluding minority interests)	Euro million

1H09
Equity before minority interests (initial balance)	232.0
Net income	256.1
Currency translation adjustments	432.2
Dividends (1)	(503.6)
Net actuarial gains (losses), net of taxes	11.4
Other	12.5
Equity before minority interests (final balance)	208.4
Change in equity before minority interests	0.9
Change in equity before minority interests (%)	(10.2)%

(1) Dividends paid on 24 April 2009.

Distributable reserves _ Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 280 million to Euro 488 million as at 30 June 2009, as the Euro 186 million net income generated in 1H09 under Portuguese GAAP was more than offset by the dividends paid by PT amounting Euro 504 million.

Change in distributable reserves	Euro million

1H09
Distributable reserves (initial balance)	768.0
Dividends attributed	185.6
Net income under Portuguese GAAP (1)	0.0
Other	481.3
Distributable reserves (final balance)	(280.4)

Change in distributable reserves in the period	(0.4)
Change in distributable reserves in the period (%)	0.0%

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives.

02

Business performance

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 1.5% y.o.y in 1H09 to Euro 1,633 million, as a result of the severe decline in MTRs and the substantial decrease in equipment sales, despite the strong performance of wireline retail revenues, which increased by 1.2% y.o.y in 1H09, and TMN customer revenues, which increased by 1.9% y.o.y. Revenue performance of the domestic operations was negatively impacted by lower MTRs in the amount of Euro 42.8 million. Excluding this adverse impact, revenues from the domestic business would have increased by 1.1% y.o.y. Adjusting for the impact of lower MTRS, TMN’s service revenues would have increased by 0.6% y.o.y in 1H09.

Wireline revenues increased by 1.2% y.o.y in 1H09, impacted by a marked decrease in equipment sales in 2Q09 (-45.1% y.o.y). The improvement in retail revenues, the best performance in the last eighteen quarters, is explained by the robust take-up of pay-TV and postpaid broadband, decelerating line loss and by a solid performance of data and corporate services. Accordingly, retail revenue generating units (RGUs) increased by 132 thousand in 1H09, compared to nil in 1H08. The continued success of pay-TV is underpinning the performance of the wireline segment even though it was only launched on a nationwide basis in April 2008 and has not yet reached critical mass.

Customer revenues at TMN continued to post resilient growth in 1H09 (+1.9% y.o.y), driven by data revenues, which increased by 13.7% y.o.y and account for 22.7% of mobile service revenues, an improvement of 3.8 pp y.o.y. As of 1 January 2009, MTRs were reduced from Euro 7.5 cents to Euro 7 cents, and then as of 1 April 2009 were reduced to Euro 6.5 cents, which compares to Euro 11 cents in 1H08, equivalent to a decline in interconnection revenues of 34.2% y.o.y in 1H09.

Domestic operations income statement (1)							Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	805.5	827.1	(2.6)%		1,632.9	1,657.6	(1.5)%
Wireline	473.3	476.1	(0.6)%		965.3	953.7	1.2%
Domestic mobile • TMN	367.1	386.6	(5.1)%		737.1	773.0	(4.6)%
Other and eliminations	(34.8)	(35.6)	(2.3)%		(69.6)	(69.1)	0.7%

EBITDA (2)	360.8	395.2	(8.7)%		737.0	793.8	(7.2)%
Post retirement benefits	22.4	10.9	105.7%		44.8	21.9	105.0%
Depreciation and amortisation	153.3	147.7	3.8%		304.6	293.5	3.8%
Income from operations (3)	185.1	236.6	(21.8)%		387.5	478.5	(19.0)%

EBITDA margin	44.8%	47.8%	(3.0	)pp	45.1%	47.9%	(2.8	)pp
Capex (4)	162.6	127.4	27.6%		289.6	209.8	38.0%
Capex as % of revenues	20.2%	15.4%	4.8	pp	17.7%	12.7%	5.1	pp
EBITDA minus Capex	198.2	267.8	(26.0)%		447.3	584.0	(23.4)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes +

curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

EBITDA declined by 7.2% y.o.y in 1H09 to Euro 737 million, equivalent to a margin of 45.1%. This performance was achieved against a backdrop of: (1) strong growth in the pay-TV service, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to growth in pay-TV and wireless broadband; (3) lower MTRs, and (4) the halting of the redundancy programme in favour of insourcing.

Wireline

Wireline operating revenues increased by 1.2% y.o.y in 1H09 to Euro 965 million, confirming the sustained recovery observed since 3Q08, despite the impact of the decline in equipment sales in 2Q09 (-45.1% y.o.y) and in MTRs. Excluding the negative effect of MTRs, operating revenues would have increased by 2.1%. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and ADSL retail have been increasing (+65.7% y.o.y) in line with the stated strategy of addressing the residential market by offering triple-play and dual play services.

Retail revenues increased by 1.2% y.o.y in 1H09, to Euro 487 million, underpinned by the growth in RGUs of 137 thousand, namely in pay-TV customers (+131 thousand net additions in the semester) and high quality broadband net adds (+78 thousand flat fee net adds). The growth in number of RGUs per subscriber contributed to the increase in retail ARPU of 1.3% y.o.y. The improvement in the performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and notwithstanding challenging economic conditions.

Wireline income statement (1)							Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	473.3	476.1	(0.6)%		965.3	953.7	1.2%
Retail	242.7	237.8	2.0%		487.3	481.5	1.2%
Wholesale	120.2	117.9	1.9%		245.8	237.0	3.7%
Data & corporate	70.5	70.1	0.6%		150.4	137.7	9.3%
Other wireline revenues	39.9	50.2	(20.6)%		81.9	97.5	(16.0)%

Operating costs, excluding D&A	272.7	250.2	9.0%		556.6	493.9	12.7%
Wages and salaries	56.2	54.9	2.3%		115.3	113.7	1.5%
Direct costs	97.7	93.4	4.6%		202.6	181.1	11.8%
Commercial costs	24.6	32.8	(25.0)%		50.1	54.0	(7.3)%
Other operating costs	94.2	69.1	36.4%		188.7	145.2	30.0%

EBITDA (2)	200.6	225.9	(11.2)%		408.7	459.8	(11.1)%
Post retirement benefits	22.4	10.9	105.8%		44.8	21.8	105.2%
Depreciation and amortisation	98.0	83.8	16.9%		195.4	168.8	15.7%
Income from operations (3)	80.2	131.2	(38.9)%		168.5	269.1	(37.4)%

EBITDA margin	42.4%	47.4%	(5.1	)pp	42.3%	48.2%	(5.9	)pp
Capex	125.9	77.0	63.5%		227.3	125.7	80.8%
Capex as % of revenues	26.6%	16.2%	10.4	pp	23.5%	13.2%	10.4	pp
EBITDA minus Capex	74.6	148.8	(49.9)%		181.4	334.0	(45.7)%

(1) Includes intragroup transactions.

(2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues increased by 3.7% y.o.y in 1H09 to Euro 246 million, as a result of the increase in sales of leased lines and capacity and also due to higher traffic revenues.

Revenues from data and corporate services increased by 9.3% y.o.y in 1H09 as a result of signing of new contracts and continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions. In addition, PT gained new business in data centres and IT systems, which further reinforced its position in the business segment. As such, revenues from network management, outsourcing and IT increased by 32.1% in the semester, including the positive impact of educational related projects.

Other revenues decreased by 16.0% y.o.y in 1H09, as a result of the decline in the directories business and in equipment sales, which decreased by 28.4% y.o.y in 1H09, as commercial activities in the semester continued to focus on TV services, based on renting of set-top boxes.

EBITDA declined by 11.1% y.o.y in 1H09, while operating expenses increased by 12.7% y.o.y. The increase in operating expenses continues to be primarily driven by the increase in other operating expenses (+30.0% y.o.y), which reflected higher customer care and support costs related with the continued growth of pay-TV’s customer base. Direct costs increased by 11.8% y.o.y to Euro 203 million, reflecting higher programming costs, a Euro 31 million increase, due to customer growth at Meo, and a decline in traffic costs (-9.9% y.o.y). Wages and salaries increased by 1.5% y.o.y to Euro 115 million, mainly reflecting the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced. Commercial costs, which declined by 7.3% y.o.y to Euro 50 million, reflect the 10.6% decline in cost of goods sold, in line with the decline in sales, and also lower marketing and publicity costs (-26.7% y.o.y) against a backdrop where Meo continues to enjoy the highest brand notoriety level in pay-TV in Portugal. EBITDA margin stood at 42.3% in 1H09.

Capex increased from Euro 126 million in 1H08 to Euro 227 million in 1H09. Capex was directed mainly towards: (1) customer-related investments, including TV terminal equipment for residential clients and equipment for corporate clients as part of the outsourcing contracts, which increased by Euro 35 million in 1H09; (2) investments in network upgrades to provide increased bandwidth, related to the continued success of IPTV services, and (3) investments in the fibre network.

1H09 continued to show a positive trend in retail RGUs. Retail net additions in the semester reached 137 thousand, as a result of the significant growth of the pay-TV service, which accounted for 131 thousand net additions, bringing total pay-TV customers to 443 thousand. Underpinned by pay-TV bundles, ADSL net additions in the semester reached 71 thousand, with post paid net additions of 78 thousand, while traffic generating lines declined by 44 thousand. In the semester, net disconnections of voice lines were only 65 thousand, despite being negatively affected by the 22 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year, which saw 110 thousand net disconnections, thus consolidating the improvement of the secular trend. This clearly proves the continued success and the benefits of the triple-play and dual-play Meo offer to PT’s competitive position in the retail market and its positive impact on the take-up of both ADSL and fixed lines. Pay-TV subscribers already represent 16.9% of traffic-generating lines and 56.7% of the ADSL customer base, a solid performance considering that the TV service was launched, on a nationwide basis, in April 2008.

Wireline operating data

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Main accesses (‘000)	4,426	4,151	6.6%	4,426	4,151	6.6%
Retail accesses	4,001	3,673	8.9%	4,001	3,673	8.9%
PSTN/ISDN	2,777	2,906	(4.4)%	2,777	2,906	(4.4)%
Traffic-generating lines	2,625	2,712	(3.2)%	2,625	2,712	(3.2)%
Carrier pre-selection	153	194	(21.3)%	153	194	(21.3)%
ADSL retail	781	651	19.9%	781	651	19.9%
TV customers	443	116	280.8%	443	116	280.8%
Wholesale accesses	425	477	(10.9)%	425	477	(10.9)%
Unbundled local loops	309	314	(1.8)%	309	314	(1.8)%
Wholesale line rental	66	106	(38.3)%	66	106	(38.3)%
ADSL wholesale	51	57	(10.0)%	51	57	(10.0)%

Net additions (‘000)	57	3	n.m.	128	(15)	n.m.
Retail accesses	52	28	84.7%	137	(0)	n.m.
PSTN/ISDN	(35)	(51)	(31.2)%	(65)	(110)	(40.6)%
Traffic-generating lines	(25)	(36)	(31.1)%	(44)	(67)	(34.3)%
Carrier pre-selection	(11)	(16)	(31.2)%	(22)	(44)	(50.2)%
ADSL retail	29	10	190.9%	71	14	n.m.
TV customers	59	70	(15.7)%	131	96	37.0%
Wholesale accesses	5	(25)	n.m.	(8)	(15)	(45.1)%
Unbundled local loops	8	(6)	n.m.	3	23	(85.7)%
Wholesale line rental	(3)	(15)	(78.9)%	(10)	(34)	(70.1)%
ADSL wholesale	1	(4)	n.m.	(2)	(4)	(63.3)%

Retail RGU per access (1)	1.44	1.26	14.0%	1.44	1.26	14.0%
ARPU (Euro)	29.9	29.6	1.1%	29.9	29.5	1.3%
Total traffic (million minutes)	2,773	2,965	(6.5)%	5,619	5,995	(6.3)%
Retail traffic	1,169	1,267	(7.7)%	2,382	2,556	(6.8)%
Wholesale traffic	1,604	1,698	(5.6)%	3,237	3,439	(5.8)%
Employees	6,349	6,172	2.9%	6,349	6,172	2.9%

(1) Retail accesses per PSTN/ISDN line.

It is worth highlighting that the number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.44 in 1H09, as compared to 1.26 in 1H08.

In 1H09, blended ARPU increased by 1.3% y.o.y to Euro 29.9, as a result of higher penetration of both TV and ADSL, despite lower contribution from voice revenues.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 29 thousand in 1H09, reflecting a decrease in carrier pre-selection (-22 thousand) and wholesale line rental (-10 thousand), partially offset by an increase in unbundled local loop lines (3 thousand).

April 2009 marks the first year of Meo’s nationwide launch. One year after, in triple-paly and pay-TV, Meo is the reference as the most solid and the most innovative pay-TV offer in the Portuguese market. Meo offers new features and functionalities not available to date: (1) real video on demand, with DVD-like functionalities and a catalogue of more than 2,000 movies; (2) catch-up TV; (3) video recording; (4) electronic programming guide; (5) on line games and internet access through the TV set, and (6) customised offers for kids.

In May 2009, Meo was elected the “Brand of 2008” by the specialised magazine “Meios & Publicidade”, which undertakes an annual initiative aimed at rewarding companies, projects, personalities and advertising agencies for their achievements. Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, proved ad recall stood close to 35% and spontaneous ad recall was above 40% at the end of June, well ahead of any other competing brands in the sector.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 2,000 real video-on-demand (VoD) titles. The VoD offer, which includes blockbusters from five Hollywood studios, continues to be a successful and differentiating feature of the service, as more than 50% of Meo’s IPTV customers have already used it on a paid basis (+7pp, as compared to December 2008), consuming on average 2.8 movies per month. “Mamma Mia” and “Batman” were a success, driving this strong performance. In only four days, more than 5 thousand customers rented these two movies.

PT has been continuously strengthening the Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 2 April 2009, PT launched Meo Kids, a new children’s interactive service with unique content, karaoke, videos and news. Meo Kids is available for all PT’s pay-TV customers with an interface designed for two distinctive groups: children between four and seven years and children between seven and ten, providing them an improved and targeted experience of next generation television. On 6 April 2009, PT launched the AXN channel in high definition (“HD”), available through IPTV and Satellite. On 24 July, PT announced a partnership with free-to-air channel SIC, which enhances its competive position in pay-TV as well as internet. Additionally, PT also reinforced its offer with international channels aimed at ethnic communities and launched new features like on-TV games and karaoke.

Furthermore, and as part of the continuous investment in innovation in pay-TV, PT launched new mobile features, thus making available to all Meo customers, which are simultaneously TMN customers, the access through mobile phone to the TV guide (EPG). Meo’s mobile TV service, already with an offer of 40 channels, now offers higher definition due to a significant increase in quality provided in audio and video streaming. PT also launched “My Meo”, thus making available, through internet, the TV guide, suggestions lists, VOD offer and premieres.

Following the announcement of PT’s investment in fibre optic FTTH network, PT announced a partnership with Corning, a worldwide leader in provision of fibre optics. The FTTH network (fibre-to-the-home) should allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements. This strategic investment positions PT well in order to achieve its goal of leadership in all areas of its activity in the domestic market and of profitable future growth. Additionally, the new network will support innovative services, which will further differentiate PT’s offers and play an important role in the consolidation of the wireline growth trends and in the reduction of costs associated to maintenance and customer support. As announced, at this initial stage, PT aims to cover one million households with fibre to the home. PT also announced a partnership with Cisco aimed at developing value added solutions for the residential and corporate market segments, which should allow PT to maintain an edge in advanced telecommunication solutions for the residential and corporate market. As part of this alliance, PT launched the TelePresence service, making it available in Lisbon, Porto, Madeira and Azores.

Domestic Mobile - TMN

In 1H09, operating revenues amounted to Euro 737 million, a decrease by 4.6% when compared to 1H08, mainly due to the negative impact of Euro 40.3 million as a result of lower MTRs. Service revenues decreased in the semester by 4.5% y.o.y, as the increase in customer revenues, which were up by 1.9% y.o.y, was insufficient to offset the decrease in interconnection revenues (-34.2% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have increased by 1.3%, while operating revenues would have increased by 0.6% y.o.y.

Domestic mobile income statement (1)	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	367.1	386.6	(5.1)%		737.1	773.0	(4.6)%
Services rendered	332.8	352.9	(5.7)%		666.2	697.4	(4.5)%
Customer	288.9	284.3	1.6%		573.9	563.1	1.9%
Interconnection	38.4	62.6	(38.7)%		81.6	124.1	(34.2)%
Roamers	5.5	6.1	(9.7)%		10.7	10.2	4.5%
Sales	32.9	32.1	2.4%		62.9	71.7	(12.3)%
Other operating revenues	1.4	1.5	(9.7)%		8.1	3.9	109.6%

Operating costs, excluding D&A	205.4	215.7	(4.8)%		405.7	435.6	(6.9)%
Wages and salaries	13.0	13.6	(4.3)%		25.9	27.0	(4.2)%
Direct costs	65.1	70.8	(8.1)%		128.3	141.1	(9.0)%
Commercial costs	64.9	71.0	(8.6)%		127.3	146.8	(13.3)%
Other operating costs	62.4	60.3	3.4%		124.2	120.8	2.8%

EBITDA (2)	161.7	170.9	(5.4)%		331.4	337.3	(1.7)%
Depreciation and amortisation	52.1	59.8	(12.8)%		103.0	116.4	(11.5)%
Income from operations (3)	109.6	111.1	(1.4)%		228.4	220.9	3.4%

EBITDA margin	44.1%	44.2%	(0.2	)pp	45.0%	43.6%	1.3	pp
Capex (4)	33.4	48.6	(31.2)%		58.0	80.1	(27.6)%
Capex as % of revenues	9.1%	12.6%	(3.5	)pp	7.9%	10.4%	(2.5	)pp
EBITDA minus Capex	128.3	122.3	4.9%		273.5	257.2	6.3%

(1)         Includes intragroup transactions.

(2)         EBITDA = income from operations + depreciation and amortisation.

(3)         Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(4)         Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

Customer revenues increased by 1.9% y.o.y to Euro 574 million on the back of customer growth, namely in wireless broadband. Interconnection revenues declined by 34.2% y.o.y in 1H09 to Euro

82 million, as a result of the decrease in MTRs from Euro 7.5 cents to Euro 6.5 cents as at 1 April 2009, which compares to Euro 11 cents in 1H08. With this last cut, TMN has fully implemented the glide path imposed by the regulator. Data revenues continued to be an important source of growth. All wireless data applications from PDAs and BlackBerrys to laptop wireless data cards contributed to data revenue growth, which in the semester was up by 13.7% y.o.y. Sales decreased by 12.3% y.o.y to Euro 63 million.

EBITDA decreased by 1.7% y.o.y to Euro 331 million in 1H09 due to the decline in MTRs, which had a negative impact of Euro 20.6 million in the semester. Adjusting for this negative effect, EBITDA would have increased by 4.4%. Operating expenses decreased by 6.9% y.o.y in 1H09 to Euro 406 million, on the back of strict cost discipline and declining interconnection costs, notwithstanding the increase in other operating costs, due to wireless broadband. Direct costs decreased by 9.0% y.o.y in 1H09 due to the positive impact of lower MTRs. Wages and salaries decreased by 4.2% y.o.y in 1H09, reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration. Unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 1.2% y.o.y in 1H09, on the back of lower subsidisation. EBITDA margin stood at 45.0% in 1H09, increasing 1.3pp as compared to 43.6% in 1H08.

Capex decreased by 27.6% y.o.y in 1H09 to Euro 58 million. The decrease in TMN’s capex is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers, an effort that will be intensified in 2H09. Approximately 70% of network capex is being directed towards 3G and 3.5G networks.

In 1H09 total customers increased by 7.6% y.o.y to 6,980 thousand, with net additions reaching 36 thousand. The success of TMN’s wireless broadband offer has underpinned growth in post paid customers, which account for 31.6% of total customers at the end of June 2009, up from 26.9% in June 2008.

Domestic mobile operating data (1)

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Customers (‘000)	6,980	6,485	7.6%		6,980	6,485	7.6%
Net additions (‘000)	21	120	(82.5)%		36	223	(83.8)%
Total traffic (million minutes)	2,417	2,209	9.4%		4,660	4,363	6.8%
MOU (minutes)	116	115	1.5%		112	114	(1.8)%
ARPU (Euro)	16.0	18.3	(12.5)%		16.0	18.3	(12.1)%
Customer	13.9	14.7	(5.7)%		13.8	14.7	(6.3)%
Interconnection	1.8	3.2	(43.1)%		2.0	3.2	(39.5)%
Data as % of service revenues (%)	22.6	19.3	3.3	pp	22.7	19.0	3.6	pp
SARC (Euro)	36.5	36.6	(0.2)%		37.6	38.1	(1.2)%
Employees	1,100	1,140	(3.5)%		1,100	1,140	(3.5)%

(1) Includes MVNO subscribers.

During the semester, TMN continued to invest in the differentiation of its services, namely by focusing on delivering the best smartphone offer in the market to enhance its leadership in this segment: (1) TMN launched Bluebelt, the first smartphone using TMN’s brand, a high-end equipment with 3.5G technology for wireless broadband with speeds up to 7.2 Mbps, e-mail in real time, camera with 3.2 Mpx and auto focus, flash and zoom, video camera, MP3 player, Windows Live Messenger, Meo Mobile application and a direct access to content, and (2) TMN also launched the HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in wireless broadband and interactive services and content.

As in previous quarters, wireless broadband remained a key priority, with TMN launching, following the first pilot project worldwide, a new mobile broadband service based on HSPA+ that makes available speeds of up to 21Mbps. TMN has also launched a new prepaid wireless broadband offer with download speed of 1Mbps, which allows surfing time of ten non-consecutive hours, in a range of 180 days, with unlimited downloads for a charge of Euro 10. In February 2009, in a study undertaken by the telecom regulator, TMN was considered to be the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals also with 3.5G. In addition, in April 2009, also in a study undertaken by the telecoms regulator, TMN was considered the operator having the best wireless broadband performance and reliability. TMN was also elected by the readers of “PC Guia”, a specialised magazine, the best wireless broadband provider in Portugal for the second consecutive year.

Data services continued to contribute to top line growth, with data revenues increasing by 13.7% y.o.y in 1H09 and accounting for 22.7% of service revenues, up from 18.8% last year. The increase in data service revenues is being underpinned by non-SMS services, which already account for around 56.8% (+9.1pp y.o.y) of total data service revenues. This growth in non-SMS data was driven by the strong and steady performance of wireless broadband.

TMN’s ARPU decreased by 12.1% y.o.y in 1H09 to Euro 16.0, as a result of: (1) strong subscriber growth in 2008; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, the interconnection ARPU declined by 39.5% y.o.y. In 1H09, total traffic increased by 6.8% y.o.y to 4,660 million minutes, driven mainly by outgoing traffic, which increased by 8.9%. Growth in the customer base (+7.6%, EoP) underpinned traffic growth in the period.

International Businesses

Brazilian Mobile - Vivo

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 13.5% y.o.y in 1H09 to R$ 8,428 million, as a result of growth in service revenues (+15.3% y.o.y) underpinned by strong growth in customers and in data services, driven primarily by wireless broadband. Data revenues increased by 34.8% y.o.y in 1H09 and already account for 12.3% (+2.0pp y.o.y) of service revenues. Service revenues were negatively impacted by the deceleration in interconnection revenues, as the market has been focusing more on on-net traffic campaigns, which in turn leads to a reduction in incoming traffic and cannibalisation of fixed-to-mobile traffic. Equipment sales declined by 6.3% y.o.y in 1H09 to R$ 632 million, as a result of slower demand and due to the impact of SIM Card only offers.

Brazilian mobile income statement (1)	R$ million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	4,181.7	3,965.5	5.5%		8,427.5	7,427.7	13.5%
Services rendered	3,809.1	3,482.8	9.4%		7,597.6	6,590.8	15.3%
Sales	292.5	376.1	(22.2)%		632.2	674.5	(6.3)%
Other operating revenues	80.1	106.7	(24.9)%		197.7	162.4	21.8%

Operating costs, excluding D&A	2,967.0	3,118.4	(4.9)%		5,984.0	5,624.9	6.4%
Wages and salaries	217.9	199.3	9.3%		431.6	361.2	19.5%
Direct costs	828.3	771.7	7.3%		1,626.2	1,400.2	16.1%
Commercial costs	963.3	1,107.7	(13.0)%		2,003.5	1,967.8	1.8%
Other operating costs	957.5	1,039.6	(7.9)%		1,922.8	1,895.8	1.4%

EBITDA (2)	1,214.8	847.2	43.4%		2,443.5	1,802.7	35.5%
Depreciation and amortisation	1,010.2	807.8	25.1%		2,008.2	1,544.6	30.0%
Income from operations (3)	204.6	39.3	n.m.		435.2	258.1	68.6%

EBITDA margin	29.0%	21.4%	7.7	pp	29.0%	24.3%	4.7	pp
Capex (4)	595.4	418.2	42.4%		1,117.6	665.4	68.0%
Capex as % of revenues	14.2%	10.5%	3.7	pp	13.3%	9.0%	4.3	pp
EBITDA minus Capex	619.4	429.0	44.4%		1,325.8	1,137.4	16.6%

(1)         Information prepared in accordance with IFRS.

(2)         EBITDA = income from operations + depreciation and amortisation.

(3)         Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

(4)         Excludes the acquisition of 3G licenses in Brazil (Euro 227 million in 2H08).

EBITDA increased by 35.5% y.o.y to R$ 2,443 million in 1H09, on the back of revenue growth, cost control and heavy traffic promotions in 2Q08 that impacted 2Q08 EBITDA. The increase of 16.1% in direct costs is mainly explained by the growth in: (1) interconnection traffic, as a result of increase in the subscriber base as well as usage campaigns launched in the semester, as part of the 3G launch, and (2) network costs due to higher number of sites since the launch in the Northeast states. Commercial costs increased by 1.8% y.o.y in 1H09, while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 2.5% y.o.y in 1H09. This performance of SARC is explained by: (1) the decline in subsidisation due to a higher take-up on GSM handsets and SIM Cards, and (2) the focus on retaining Vivo’s customers, namely high-value customers, exploring up-sell opportunities aimed at increasing share of wallet. EBITDA margin increased in 1H09 by 4.7pp y.o.y to 29.0%.

Capex increased by 68.0% y.o.y to R$ 1,118 million in 1H09 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) improving network quality to accomplish the objectives set forth by the local regulator.

In 1H09, Vivo’s customer base increased by 15.8% y.o.y to 46,819 thousand, while net additions reached 1,874 thousand in 1H09, decreasing by 36.8% y.o.y. This decrease in net additions is explained by the decelerating trend seen in the market in 2009 as compared to 2008, the intense proliferation of SIM Cards only offers by some competitors and Vivo’s focus on retaining and maintaining its customer base, namely high-value customers, as referred to previously. GSM and 3G accounted for more than 90% of total gross additions in 1H09, bringing the total number of GSM and 3G customers to 36,124 thousand at the end of June 2009, equivalent to 77.2% of total customers (+21.3pp y.o.y). Vivo’s commercial activity in the semester was centred on the extension of the Christmas campaign until March, on Mother’s Day and Valentine’s Day and focused on marketing initiatives aimed at increasing usage and penetration of 3G services with a flexible and comprehensive offer based on “Vivo Zap” plans. Vivo also launched campaigns aimed at reinforcing its institutional image as the operator with the best network and service quality in Brazil.

Brazilian mobile operating data (1)

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Customers (‘000)	46,819	40,435	15.8%		46,819	40,435	15.8%
Market share (%)	29.3	30.4	(1.0	)pp	29.3	30.4	(1.0	)pp
Net additions (‘000)	1,178	2,125	(44.6)%		1,874	2,965	(36.8)%
Total traffic (million minutes)	11,022	11,080	(0.5)%		21,448	18,742	14.4%
MOU (minutes)	80	96	(16.6)%		78	86	(9.2)%
ARPU (R$)	26.3	28.8	(8.8)%		26.6	29.1	(8.6)%
Customer	15.8	16.6	(4.8)%		15.8	16.7	(4.9)%
Interconnection	10.3	12.0	(14.2)%		10.5	12.3	(14.1)%
Data as % of service revenues (%)	12.6	10.4	2.2	pp	12.3	10.3	2.0	pp
SARC (R$)	82.3	89.7	(8.3)%		90.4	92.7	(2.5)%
Employees	8,250	8,232	0.2%		8,250	8,232	0.2%

(1) Operating data calculated using Brazilian GAAP.

Total minutes carried by Vivo in 1H09 increased by 14.4% y.o.y, with the outgoing traffic increasing by 18.7%. The success of recent marketing campaigns focused on promoting usage has underpinned the performance of outgoing traffic, which changes the nature of the traffic carried by Vivo and reduces dependence on interconnection. Vivo’s blended MOU has decreased by 9.2% y.o.y in 1H09 to 78 minutes, as a result of the strong growth in MOU in 2Q08 (+24.9% y.o.y), the best performance of the last five years, driven by strong marketing campaigns aimed at increasing usage and due to the decrease in interconnection MOU (-15.1% y.o.y).

Vivo’s blended ARPU reached R$ 26.6 in 1H09, a decrease of 8.6% y.o.y as a result of customer growth and of higher penetration of mobile services in Brazil in the lower income segments. This reduction was also impacted by the decrease in interconnection ARPU (-14.1% y.o.y), as a result of the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 4.9% y.o.y to R$ 15.8, due to strong customer growth. Data revenues increased by 34.8% y.o.y in 1H09 and already account for 12.3% (+2.0pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to the strong increase in the customer base, (2) the increase in the usage of person-to-person SMS / MMS, as a result of the increase of recharges with services and activations of post-paid plans with data benefits, (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) the launch of new services, namely “Vivo Avisa” and “Vivo Informa”.

Other International Investments

Proportional income statement of other international assets (1)	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	126.2	101.5	24.3%		248.9	202.1	23.1%
EBITDA (2)	65.3	47.4	37.6%		130.2	97.2	34.0%
Depreciation and amortisation	15.7	14.2	10.4%		31.9	28.4	12.3%
Income from operations (3)	49.6	33.2	49.3%		98.3	68.8	42.9%
EBITDA margin	51.7%	46.7%	5.0	pp	52.3%	48.1%	4.2	pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil.

(2) EBITDA = income from operations + depreciation and amortisation.

(3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1H09, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues and EBITDA, by 23.1% to Euro 249 million and by 34.0% to Euro 130 million, respectively. This growth was achieved on the back of strong customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in most of the markets where PT has operations.

Highlights of main assets in Africa and Asia (1H09) (1)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (2)	32.18%	8,583	2,435	(0.7)%	945	(6.5)%	38.8%	217.4	84.4
Unitel (2) (4)	25.00%	5,059	744	38.3%	488	51.8%	65.6%	558.6	366.2
MTC (3) (4)	34.00%	1,216	712	16.7%	375	26.8%	52.6%	58.1	30.6
CVT (3) (4)	40.00%	333	3,862	(0.7)%	2,295	1.3%	59.4%	35.0	20.8
CTM (2)	28.00%	685	1,179	(1.9)%	556	7.4%	47.2%	110.9	52.3
CST (3) (4)	51.00%	69	122,873	36.7%	36,229	17.9%	29.5%	5.6	1.7
Timor Telecom (3)	41.12%	171	23	29.4%	13	50.2%	58.6%	16.9	9.9

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, CST and Timor Telecom.

(2) Equity consolidation method.

(3) Full consolidation method.

(4) These stakes are held by Africatel, which is 75% controlled by PT.

Morroco — Médi Télécom

Médi Télécom’s revenues decreased by 0.7% y.o.y in 1H09 to MAD 2,435 million, while EBITDA decreased by 6.5% y.o.y to MAD 945 million, equivalent to a margin of 38.8%. Customer base increased by 21.2% y.o.y to 8,583 thousand, with net additions in 1H09 totalling 763 thousand. ARPU totalled MAD 49.0 in 1H09, a decrease of 16.8% over the same period of last year, which was adversely affected by higher level of promotions during 1H09, which resulted in strong customers growth, mainly in corporate, post paid and wireless broadband and MTR cuts.

Angola— Unitel

Unitel’s revenues and EBITDA, in 1H09, increased by 38.3% and 51.8% y.o.y, to USD 744 million and USD 488 million, respectively, underpinned by strong and steady customer growth in Luanda as well as in other main districts of the country. Net additions totalled 487 thousand in 1H09, with the total customer base reaching 5,059 thousand at the end of 1H09, an increase of 34.5% over the same period of last year. In 1H09, Unitel’s MOU increased by 1.4% y.o.y to102 minutes and ARPU totalled USD 24.7, an increase of 2.8% over the same period of last year.

Namibia - MTC

MTC’s revenues and EBITDA, in 1H09, increased by 16.7% and 26.8% y.o.y respectively. EBITDA margin increased to 52.6% in 1H09. The total customer base reached 1,216 thousand at the end of 1H09, an increase of 30.2% over the same period last year, and net additions totalled 138 thousand in 1H09. Postpaid customers increased by 13.8% y.o.y, representing 7.4% of total customer base. ARPU totalled NAD 100.9 in 1H09, a decrease of 14.0% y.o.y, as a result of customer growth in the period.

Cape Verde - CVT

CVT’s revenues decreased by 0.7% y.o.y in 1H09 to CVE 3.862 and EBITDA increased by 1.3% y.o.y to CVE 2.295, as a consequence of a tight cost control. EBITDA margin was 59.4% in 1H09. Mobile customers increased by 32.9% to 261 thousand. Mobile MOU reached 49 minutes and ARPU totalled CVE 1,395.9 decreasing 36.6% y.o.y, as a result of lower consumption of existing customers and lower roaming revenues.

Macao - CTM

CTM’s revenues decreased by 1.9% y.o.y in 1H09 to MOP 1,179 million, while EBITDA increased by 7.4% to MOP 556 million, with strong cost control more than offsetting economic pressure on revenues. EBITDA margin increased to 47.2% in 1H09. In the mobile division, customers increased by 32.4% y.o.y reaching 502 thousand at the end of June 2009. In 1H09, CTM’s mobile ARPU decreased by 25.5% to MOP 157.0, as a result of customer growth in the period.

São Tomé e Principe - CST

CST’s revenues increased by 36.7% y.o.y to STD 112,873 million in 1H09, while EBITDA grew by 17.9% y.o.y to STD 36,229 million. EBITDA margin was 29.5%. In the mobile division, CST had 61 thousand customers at the end of June 2009, an increase of 81.0% y.o.y. Mobile MOU decreased by 14.0% y.o.y in 1Q09 to 47 minutes, as a result of the growth in the customer base. Mobile ARPU totalled STD 208 thousand in 1H09, a decrease of 20.1% over last year.

East Timor

Timor Telecom’s revenues and EBITDA in 1H09 increased by 29.4% and 50.2% y.o.y, to USD 23 million and USD 13 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin was 58.6%. Timor Telecom’s mobile net additions reached 43 thousand, bringing the total mobile customer base to 168 thousand at the end of 1H09, an increase of 63.3% y.o.y. Mobile MOU decreased by 11.9% y.o.y to 78 minutes. Mobile ARPU was

USD 22.3, in 1H09, a decrease of 13.6% over the same period last year, as a result of the customer growth in the period.

03

Employees

Number of employees and productivity ratios

	30 Jun 2009	30 Jun 2008	y.o.y	y.o.y	31 Dec 2008
Domestic operations	10,587	10,172	415	4.1%	10,440
Wireline	6,349	6,172	177	2.9%	6,183
Domestic mobile • TMN	1,100	1,140	(40)	-3.5%	1,082
Other	3,138	2,860	278	9.7%	3,175
International businesses	22,971	19,497	3,474	17.8%	21,530
Brazilian mobile • Vivo	4,125	4,116	9	0.2%	4,193
Other	18,846	15,381	3,465	22.5%	17,337
Total Group employees	33,558	29,669	3,889	13.1%	31,970

Fixed lines per employee	697	673	24	3.5%	692
Mobile cards per employee
TMN	6,345	5,688	656.8	11.5%	6,418
Vivo	5,675	4,912	763.1	15.5%	5,360

At the end of the first half of 2009, the number of staff employed by PT was 33,558 employees, of which 31.5% were allocated to the domestic operations. In the wireline business, the ratio of fixed lines per employee improved by 3.5% y.o.y in the first half of 2009 to 697 lines, reflecting the growth in Wireline accesses as a result of the implementation of the TV strategy, while in TMN the ratio of mobile cards per employee rose by 11.5% to 6,345 cards. At the end of June 2009, the total number of employees of Vivo increased by 0.2% y.o.y to 8,250 employees (100%), reflecting the racionalisation of Vivo`s struture, with the ratio of mobile cards per employee increasing by 15.5% to 5,675 cards.

04

Main events

Events of the first half in 2009

Shareholder remuneration

27.Mar.09 | PT’s shareholders approved at the Annual General Meeting (AGM) held on 27 March 2009 the application of the 2008 net income of Euro 488,717,970.00, increased by Euro 26,776,717.50 of free reserves, in the total amount of Euro 515,494,687.50, as dividends paid to shareholders, corresponding to Euro 0.575 per share. Dividends paid in April 2009, net of dividends attributed to own shares, amounted to Euro 503,626,688.

14.May.09 | PT announced that the Board of Directors has approved the intention to submit for shareholders’ approval at the next AGM the payment of a cash dividend of Euro 0.575 per share for the fiscal year ending 31 December 2009, subject to market conditions and PT’s financial condition at the time. The Board has also approved the intention to submit to the corresponding AGMs the same level of dividends per share (Euro 0.575) for the years ending 31 December 2010 and 2011, subject to market conditions, PT’s financial condition and other factors considered relevant by the Board at the time.

Vivo

23.Mar.09 | Vivo Participações S.A. (“Vivo”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) announced the approval, by their respective Boards of Directors, of the proposal, to be submitted to the shareholders of the three companies mentioned above, for the corporate restructuring that is intended to incorporate the shares of TC in TCP and the shares of TCP in Vivo, thus converting TC into a fully owned subsidiary of TCP and TCP into a fully owned subsidiary of Vivo. This corporate restructuring aims to simplify the current organisational structure of Vivo and its subsidiaries, reducing the number of companies listed in the Bolsa de Valores de São Paulo (“BOVESPA”) and in the New York Stock Exchange (“NYSE”), thus reducing the costs associated with their market listing. This restructuring should also translate into a higher liquidity of the shares of Vivo, the company that will remain listed, thus benefiting all shareholders of TCP, TC and Vivo, and in a higher integration and rationalisation of the management of the respective companies.

29.May.09 | Vivo Participações S.A. (“Vivo”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) announced the approval, by their respective Boards of Directors, of the terms and conditions for the corporate restructuring that is intended to incorporate the shares of TC in TCP and the shares of TCP in Vivo, thus converting TC into a fully owned subsidiary of TCP and TCP into a fully owned subsidiary of Vivo. Subject to shareholder approval of the incorporation of TC shares by TCP, the share capital of TCP will be increased in the amount of R$461,368,861.48, to R$1,084,719,438.71, as a result of the issuance of 17.40 preferred or ordinary shares of TCP for each preferred or ordinary share, respectively, of TC. Additionally, subject to shareholder approval of the incorporation of TCP shares by Vivo, the share capital of Vivo will be increased in the amount of R$1,879,727,592.70, to R$8,780,150,322.86, as a result of the issuance of 1.37 preferred or ordinary shares of Vivo for each preferred or ordinary share, respectively, of TCP.

Corporate structure

27.Mar.09 | PT announced the appointment of Zeinal Bava as Chief Executive Officer (CEO), for the 2009/2011 term of office, at the meeting of the Board of Directors, held following the Annual General Meeting of Shareholders and also the appointment of the Executive Committee.

Financing

21.Apr.09 | S&P announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB- and the short-term rating to A-2 from A-3. The outlook is stable.

23.Apr.09 | Portugal Telecom announces the successful issuance of a Euro 1,000 million Eurobond, with a maturity of 4 years, through its wholly-owned subsidiary PT International Finance BV with a spread of 345bp over the mid swaps of similar maturity. The coupon of this issue will be 6.0%.

Next generation access networks

14.May.09 | PT announced the investment in its fibre optic network, also known as Fibre to the Home (“FTTH”). This network will allow PT to provide high-speed and high quality services, and meet consumers’ needs and requirements, thus positioning PT to achieve its goals of leadership in all areas of activity in the domestic market and profitable future growth. PT aims to cover one million households with FTTH by the end of 2009. PT’s guidance for domestic capex for 2009 was circa Euro 650 million. As a result of this announcement, domestic capex guidance is increased by circa 10% for 2009.

05

Main risks and uncertainties

Management of business risk has been acquiring increasing relevance, not only due to the current globalisation context, but also considering the dynamics that characterize the industry and business environment of PT. Therefore, risk management plays not only a critical role in mitigating risk factors that can have a negative impact both at company’s and stakeholders’ levels, but also contributes to the identification of new business opportunities.

As a Company listed on the Euronext Lisbon and on the New York Stock Exchange, PT is required to comply with high standards of corporate governance and internal control and has been strongly committed in having an effective Risk Management System.

Based on such commitment, PT has been extending the scope of the work, investing in a structured Risk Management Framework that can be able to identify the strategic and operational risks and adequate controls that reduce the level of risk to an acceptable levels. Therefore, Portugal Telecom has set a corporate unit whose mission is to carry out an ongoing assessment, using international standards and practices like the COSO framework to monitor and improve the risk management process.

Risk Management is sponsored by the Executive Committee and directly supported by the management teams of the various business units, both at national and international levels, in order to ensure a timely identification and prioritisation of critical risks, and the development of risk management strategies in order to implement appropriate controls and ensure that the risk is maintained at an acceptable level. It should also be mentioned that the whole process is followed up and monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As an economic group that carries out its business in several business areas, PT is exposed to various risks, being the following the main risk factors:

Regulation: PT is subject to the risk of regulatory changes or actions from national, international or European Union regulatory authorities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

Competition: Potential decline of PT`s revenues resulting from increased competition from other operators or new players in the market, namely through (i) development of new products and services, (ii) aggressive marketing and sales policies, (iii) improvements in product and service quality, (iv) increase in productivity and cost reduction, and (v) reconfiguration of the value chain from the customer’s point of view.

Technological evolution: In light of the history of quick technological changes, PT is subject to the risk of failing to leverage technological innovations and developments in its business model in order to gain or maintain competitive advantages. PT holds PT Inovação, a company responsible for the Research and Development of the Group’s businesses, engineering services and development of innovative services solutions, both in the domestic and international markets.

Economic environment: The international financial crisis may lead to a prolonged recession in the Portuguese and world economies, which might have an impact at the level of product and service demand and, as a result, on PT’s operational and financial performance. As such, management continuously monitors impacts on the operational and financial performance of the Company.

Financial markets: Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets have increased significantly. As such, current conditions of the financial markets may have an adverse effect on PT’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department. PT establishes agreements regarding a set of derivative financial instruments in order to minimise the risk exposure to changes in interest rates. The acquisition of financial instruments is made after a careful analysis of risks and benefits inherent to this type of transactions and consulting with various entities operating in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company.

Exchange rate exposure: Portugal Telecom holds financial investments in foreign countries whose currency is not the Euro, namely Brazil and several African countries. Exchange rate fluctuations of those currencies against Euro can impact Portugal Telecom financial position and results. Portugal Telecom does not have a hedging policy regarding the value of the financial investments, however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Strategic partnerships: The growth strategy at international level is based on a combination of alliances, joint ventures and partnerships that positively affect the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies play a central role in the management of this risk, by leveraging existing opportunities.

06

Outlook

Outlook for the second half

PT will continue to be a growth-oriented company, aiming at fully exploring the potential of its asset portfolio. In the domestic market, PT aims to take full advantage of existing and future opportunities in the telecommunications and multimedia markets through the continued development of new services and convergent offers. Internationally, PT intends to continue developing its mobile asset in Brazil, taking advantage of the growth potential of the Brazilian market in voice and data services, and to exploit opportunities in high-growth markets where PT has clear competitive advantages.

In order to anticipate these challenges, PT’s strategy in the domestic market will be based upon the development of fixed-mobile convergent services for all segments of the market aimed at improving customer loyalty and decreasing retention costs, while using the various brands in an integrated manner. PT’s strategy will also be based on the deployment of services aimed at providing a pay-TV offering with distinctive and customised content and features tailored to meet the customer needs and to provide today the experience of the TV of the future. PT will continue to leverage on the multi-platform strategy designed to provide nationwide coverage of these services and will continue to invest to further develop new and more effective platforms. PT will continue to contribute to the development of the information society in Portugal and to promoting the info-inclusion of all Portuguese citizens not only in the urban areas, but also in the more remote and rural regions of Portugal. PT will continue streamlining its businesses by rationalising its cost structure through productivity increases and business process reengineering.

Internationally, PT aims to continue exploring the growth potential of Vivo, its Brazilian mobile asset, leveraging on Brazil’s favourable demographics, growth prospects and on the opportunity for the fixed-mobile migration. PT will continue to invest in the development of 3G services and the know-how of Vivo in the data segment should contribute to further exploit the mobile broadband and data opportunity. PT also aims to continue increasing its exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of its existing asset portfolio and partnerships.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure.

In line with its stated remuneration policy, PT will continue to provide attractive shareholder remuneration combined with above-average growth prospects, provided by its international portfolio.

07

Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

The information included in the the financial statements concerning the first half of 2009 was prepared in compliance with the requirements of the IAS 34 — Interim Financial Reporting standard, in accordance with the applicable law and gives a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS S.A. and of the undertakings included in the consolidation as a whole;

The interim management report includes a fair review, as an indication, of the important events occurred during the first half of 2009 and their impact on the interim financial statements, together with an accurate description of the principal risks and uncertainties for the second half of the financial year.

Lisbon, 5 August 2009

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Carlos Alves Duarte, Executive Director

Rui Pedro Soares, Executive Director

Manuel Rosa da Siva, Executive Director

Fernando Soares Carneiro, Executive Director

Shakhaf Wine, Executive Director

José Maria Alvarez-Pallete Lopéz, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

Santiago Fernández Valbuena, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

António Manuel Palma Ramalho, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

Euro

				Unaudited
	Notes	1H09	1H08 (restated)	2Q09	2Q08 (restated)
REVENUES

Services rendered		2,991,566,495	2,963,107,451	1,513,411,915	1,520,406,308
Sales		186,934,087	223,352,811	91,956,858	117,466,592
Other revenues		52,997,588	53,677,490	21,639,370	30,283,083
	4	3,231,498,170	3,240,137,752	1,627,008,143	1,668,155,983

COSTS, LOSSES AND (INCOME)

Wages and salaries		338,805,834	311,171,659	177,217,715	154,506,964
Direct costs		534,679,935	518,288,270	273,337,792	275,052,987
Commercial costs		524,265,041	578,617,768	261,722,682	315,490,890
Supplies and external services		472,704,107	465,546,482	243,382,187	248,046,092
Indirect taxes		113,752,808	111,255,825	58,122,247	55,366,801
Provisions and adjustments		49,829,289	63,791,362	18,315,406	34,161,450
Depreciation and amortisation	10	668,290,769	609,596,949	342,119,567	312,993,921
Post retirement benefits	5	44,810,000	21,857,043	22,405,000	10,894,145
Curtailment costs, net	5	3,486,016	78,021,583	1,640,967	62,725,242
Losses (gains) on disposals of fixed assets, net		61,232	(13,293,644)	(434,659)	(4,201,040)
Other costs, net		14,038,522	14,645,605	13,644,654	9,232,856
		2,764,723,553	2,759,498,902	1,411,473,558	1,474,270,308

Income before financial results and taxes	4	466,774,617	480,638,850	215,534,585	193,885,675

Net interest expenses	4 and 6	144,720,158	115,553,944	72,363,228	65,189,748
Equity in earnings of associated companies, net	4	(102,201,530)	(74,452,687)	(53,512,022)	(40,886,617)
Net other financial losses	4 and 7	11,842,778	31,917,361	17,080,081	5,796,541
		54,361,406	73,018,618	35,931,287	30,099,672

Income before taxes		412,413,211	407,620,232	179,603,298	163,786,003

Income taxes	4 and 8	117,844,075	114,191,550	62,335,356	35,483,727
NET INCOME		294,569,136	293,428,682	117,267,942	128,302,276

Attributable to minority interests		38,477,299	41,572,408	27,574,084	16,215,965
Attributable to equity holders of the parent	9	256,091,837	251,856,274	89,693,858	112,086,311

Earnings per share from total operations:
Basic	9	0.29	0.27	0.10	0.12
Diluted	9	0.29	0.26	0.10	0.12

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

Euro

				Unaudited
	Notes	1H09	1H08 (restated)	2Q09	2Q08 (restated)
Earnings recognised directly in shareholders’ equity
Foreign currency translation adjustments (i)		588,909,606	98,965,563	360,456,627	353,144,323
Post retirement benefits
Net actuarial gains (losses)	5	15,575,484	(202,220,014)	88,587,920	(202,220,014)
Tax effect	8	(4,127,503)	51,108,749	(23,475,799)	51,108,749
Financial instruments and investments
Hedge accounting
Change in fair value		(359,172)	1,221,346	63,956	870,136
Transferred to income statement		294,108	(89,283)	147,054	(66,962)
Tax effect		17,242	(299,997)	(55,918)	(212,841)
Other expenses recognised directly in shareholders’ equity, net		(4,816,655)	(2,560,795)	(4,117,165)	967,291
		595,493,110	(53,874,431)	421,606,675	203,590,682
Reserves recognised directly in shareholders’ equity
Revaluation of tangible assets
Revaluation of real estate		—	208,133,280	—	208,133,280
Tax effect	8	17,395,129	(55,155,319)	17,395,129	(55,155,319)
		17,395,129	152,977,961	17,395,129	152,977,961
Total earnings and reserves recognised directly in shareholders’ equity		612,888,239	99,103,530	439,001,804	356,568,643
Income recognised in the income statement		294,569,136	293,428,682	117,267,942	128,302,276
Total income recognised		907,457,375	392,532,212	556,269,746	484,870,919

Attributable to minority interests		195,466,582	63,167,463	128,911,218	98,404,528
Attributable to equity holders of the parent		711,990,793	329,364,749	427,358,528	386,466,391

(i) Gains recorded in the six and three month periods ended 30 June 2009 and 2008 are basically related to the appreciation of the Real against the Euro during these periods.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2009 AND 31 DECEMBER 2008 AND 2007

Euro

			31 Dec 2008	31 Dec 2007
	Notes	30 Jun 2009	(restated)	(restated)
ASSETS
Current Assets
Cash and cash equivalents		1,390,505,445	1,010,655,198	664,642,854
Short-term investments		29,973,028	52,933,160	1,170,293,202
Accounts receivable		1,600,322,020	1,446,486,899	1,436,175,160
Inventories		301,583,632	297,382,098	160,592,407
Taxes receivable		202,740,596	317,865,624	239,111,584
Prepaid expenses		193,348,738	131,470,086	106,526,815
Other current assets		54,162,695	60,188,716	38,979,994
Total current assets		3,772,636,154	3,316,981,781	3,816,322,016

Non-Current Assets
Taxes receivable		169,944,287	140,771,497	148,340,234
Financial investments		632,621,104	634,290,577	565,316,061
Intangible assets	10	3,870,328,882	3,463,038,116	3,383,123,427
Tangible assets	10	4,709,612,358	4,637,837,013	3,585,397,171
Post retirement benefits	5	1,600,592	1,557,026	134,060,599
Deferred taxes	8	1,076,680,755	1,032,723,979	992,221,139
Other non-current assets		480,140,827	487,195,313	496,731,021
Total non-current assets		10,940,928,805	10,397,413,521	9,305,189,652
Total assets		14,713,564,959	13,714,395,302	13,121,511,668

LIABILITIES
Current Liabilities
Debt	11	1,089,473,958	2,254,666,256	1,256,085,485
Accounts payable		1,261,215,053	1,372,302,781	1,108,882,163
Accrued expenses		553,590,933	647,156,746	641,050,928
Deferred income		363,436,144	362,622,369	331,950,552
Taxes payable		328,573,645	337,641,837	381,956,714
Provisions		73,449,541	72,214,080	74,958,499
Other current liabilities		124,907,264	107,020,445	67,308,947
Total current liabilities		3,794,646,538	5,153,624,514	3,862,193,288

Non-Current Liabilities
Debt	11	6,487,160,768	4,441,190,114	4,960,675,814
Taxes payable		51,773,189	38,730,319	31,172,618
Provisions		104,741,231	96,806,426	111,833,374
Post retirement benefits	5	1,783,092,456	1,836,850,906	1,463,932,239
Deferred taxes	8	461,670,888	462,192,770	84,880,140
Other non-current liabilities		493,463,213	488,763,432	523,185,609
Total non-current liabilities		9,381,901,745	7,364,533,967	7,175,679,794
Total liabilities		13,176,548,283	12,518,158,481	11,037,873,082

EQUITY
Share capital		26,895,375	26,895,375	30,774,000
Treasury shares		(178,071,827)	(178,071,827)	(323,178,913)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	3,091,695
Other reserves and accumulated earnings		577,823,524	369,459,419	1,622,590,374
Equity excluding minority interests		440,390,531	232,026,426	1,340,050,295
Minority interests		1,096,626,145	964,210,395	743,588,291
Total equity		1,537,016,676	1,196,236,821	2,083,638,586
Total liabilities and equity		14,713,564,959	13,714,395,302	13,121,511,668

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2008 AND 2009

Euro

				Reserve	Other reserves and	Equity
	Share	Treasury	Legal	for treasury	accumulated	excluding minority	Minority	Total
	capital	shares	reserve	shares	earnings	interests	interests	equity
Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897	743,588,291	2,081,810,188
Change in accounting policy (Note 3)	—	—	—	—	1,828,398	1,828,398	—	1,828,398
As restated	30,774,000	(323,178,913)	6,773,139	3,091,695	1,622,590,374	1,340,050,295	743,588,291	2,083,638,586
Acquisition of treasury shares, through equity swaps	—	(731,092,941)	—	—	—	(731,092,941)	—	(731,092,941)
Reserve for treasury shares	—	—	—	711,917,017	(711,917,017)	—	—	—
Cancellation of treasury shares	(2,496,145)	711,917,017	—	(709,420,872)	—	—	—	—
Dividends attributed by Portugal Telecom (Note 9)	—	—	—	—	(533,200,884)	(533,200,884)	—	(533,200,884)
Dividends attributed by other subsidiaries	—	—	—	—	—	—	(18,324,006)	(18,324,006)
Changes in consolidation perimeter	—	—	—	—	—	—	37,187,170	37,187,170
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	137,370,075	137,370,075
Revaluation of real estate	—	—	—	—	152,977,961	152,977,961	—	152,977,961
Income recognized directly in equity	—	—	—	—	(75,469,486)	(75,469,486)	21,595,055	(53,874,431)
Income recognized in the income statement	—	—	—	—	251,856,274	251,856,274	41,572,408	293,428,682
Balance as at 30 June 2008, as restated	28,277,855	(342,354,837)	6,773,139	5,587,840	706,837,222	405,121,219	962,988,993	1,368,110,212

Euro

				Reserve	Other reserves and	Equity
	Share	Treasury	Legal	for treasury	accumulated	excluding minority	Minority	Total
	capital	shares	reserve	shares	earnings	interests	interests	equity
Balance as at 31 December 2008, as restated	26,895,375	(178,071,827)	6,773,139	6,970,320	369,459,419	232,026,426	964,210,395	1,196,236,821
Dividends attributed by Portugal Telecom (Note 9)	—	—	—	—	(503,626,688)	(503,626,688)	—	(503,626,688)
Dividends attributed by other subsidiaries	—	—	—	—	—	—	(75,096,810)	(75,096,810)
Share capital increase in Group company	—	—	—	—	—	—	12,045,978	12,045,978
Reassessement of the deferred tax liability related to the revaluation of assets (Note 8)	—	—	—	—	17,395,129	17,395,129	—	17,395,129
Income recognized directly in equity	—	—	—	—	438,503,827	438,503,827	156,989,283	595,493,110
Income recognized in the income statement	—	—	—	—	256,091,837	256,091,837	38,477,299	294,569,136
Balance as at 30 June 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	577,823,524	440,390,531	1,096,626,145	1,537,016,676

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

Euro

	Notes	2009	2008
OPERATING ACTIVITIES
Collections from clients		3,644,915,952	3,792,456,181
Payments to suppliers		(2,025,317,155)	(2,156,449,728)
Payments to employees		(371,908,309)	(347,899,301)
Payments relating to income taxes		(27,895,928)	(93,700,763)
Payments relating to post retirement benefits	5	(86,522,548)	(100,814,389)
Payments relating to indirect taxes and other	12.a	(204,665,941)	(186,270,551)
Cash flow from operating activities (1)		928,606,071	907,321,449

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	12.b	23,173,091	10,599,884,035
Financial investments	12.c	291,713	16,870,261
Tangible and intangible assets		5,725,561	23,026,795
Interest and related income		39,262,199	139,255,029
Dividends	12.d	68,499,559	9,131,030
Other investing activities		9,281,048	1,423,410
		146,233,171	10,789,590,560
Payments resulting from
Short-term financial applications	12.b	(212,959)	(9,822,987,735)
Financial investments	12.e	(678,005)	(157,426,979)
Tangible and intangible assets		(644,320,753)	(460,030,818)
Other investing activities		(4,543,784)	(2,134,574)
		(649,755,501)	(10,442,580,106)
Cash flow from investing activities (2)		(503,522,330)	347,010,454

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	12.f	17,557,897,803	16,339,912,532
Increases in share capital and paid-in surplus	12.g	13,821,576	706,082
Subsidies		472,431	723,707
Other financing activities	12.h	30,130,416	246,473
		17,602,322,226	16,341,588,794
Payments resulting from
Loans repaid	12.f	(16,864,675,436)	(15,901,842,959)
Lease rentals (principal)		(5,377,303)	(7,133,379)
Interest and related expenses		(264,412,774)	(339,168,016)
Dividends	12.i	(549,069,333)	(545,437,158)
Acquisition of treasury shares		—	(711,917,017)
Other financing activities	12.h	(37,965,144)	(31,388,474)
		(17,721,499,990)	(17,536,887,003)
Cash flow from financing activities (3)		(119,177,764)	(1,195,298,209)

Cash and cash equivalents at the beginning of the period		1,010,655,198	664,642,854
Change in cash and cash equivalents (4)=(1)+(2)+(3)		305,905,977	59,033,694
Effect of exchange differences		73,944,270	4,561,550
Cash and cash equivalents at the end of the period		1,390,505,445	728,238,098

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

as at 30 June 2009

(Amounts stated in Euros, except where otherwise mentioned)

1.              Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa. These services have not significantly changed during the six months period ended 30 June 2009, as compared to those reported in our last annual report.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 5 August 2009.

2.              Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with consolidated financial statements for the year ended 31 December 2008. In addition, further explanations for the performance of revenues and costs are disclosed in our management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

The main change in the consolidation Group during the six months period ended 30 June 2009, as compared to the same period of last year, is related to the consolidation of Telemig Celular Participações and Telemig Celular (together “Telemig”), following the acquisition of shareholders’ control on 3 April 2008. As a result, Portugal Telecom’s consolidated income statements for the six and three month periods ended 30 June 2009 include the results of Telemig, while for the same periods of last year it only includes the results of Telemig as from 1 April 2008. The contribution of Telemig for Portugal Telecom’s results in the three months period ended 31 March 2009 was a net profit before minority interests amounting to Euro 0.3 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the six months period ended 30 June 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

Euro

		Telemig’s results	Pro-forma
	Reported figures	for the 1Q08	information

Operating revenues	3,240	71	3,311
Net income (before minority interests)	293	38	332

Except for the change mentioned above, there is no relevant additional variation in the consolidation Group during the six months period ended 30 June 2009.

3.              Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in this interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements, except for the changes described below.

During the six months period ended 30 June 2009, the following standards, revised standards and interpretations, which are applicable to Portugal Telecom, became effective:

•        IAS 1 Presentation of Financial Statements was revised in September 2007 and is effective for years started on or after 1 January 2009. Besides certain changes with which Portugal Telecom already complied in its last annual report, as they were permitted under the previous version of IAS 1, the revision of this standard had the following requirements which Portugal Telecom adopted in these consolidated financial statements: (1) include an additional financial statement disclosing all changes in equity, which in the last annual report was included in the notes to the financial statements; and (2) change of certain headlines, namely from “balance sheet” to “statement of financial position” and from “statement of recognized income and expenses” to “ statement of comprehensive income”.

•        IAS 23 Borrowing Costs was revised in March 2007 and is effective for years started on or after 1 January 2009. The revision of this standard removed the option of immediately recognizing as an expense borrowing costs that relate to assets requiring significant time to be ready for use or sale. Portugal Telecom had no impact in its financial statements related to the revision of this standard, as the construction period of its tangible and intangible assets is relatively short.

•        IFRS 8 Segment Reporting was issued in November 2006 and is effective for years started on or after 1 January 2009, replacing IAS 14. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by a company’s chief operating decision maker in order to allocate resources to the segment and assess performance. Portugal Telecom’s segment reporting in its last annual report already complied with IFRS 8 and accordingly this new standard had no impact on the segments reported results or financial position.

•        IFRIC 13 Customer Loyalty Programmes was issued in June 2007 and is effective for years started on or after 1 July 2008. The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments and discounts on subsequent purchases of mobile services. Up to 31 December 2008, Portugal Telecom accounted for these transactions by recognizing the full consideration from the mobile traffic as revenue and a separate liability for the estimated cost of the subsequent discounts. IFRIC 13 requires that such transactions be accounted for as “multiple element revenue transactions” and that the consideration received in the initial transactions is allocated between the revenue related to traffic and the discount entitlements that are earned by the customer. Accordingly, following the adoption of this interpretation as at 1 January 2009, Portugal Telecom recognized a deferred income measured at fair value, instead of a provision as previously. As required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this interpretation was applied retrospectively and, as a result, the following changes were made to the previously reported consolidated statements of financial position as at 31 December 2008 and 2007 and consolidated income statements for the six and three month periods ended 30 June 2008:

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Statement of financial position as at 31 December 2007	adoption	adoption	Restated statement

Assets
Deferred tax assets	992,880,357	(659,218)	992,221,139
Other assets	12,129,290,529	—	12,129,290,529
Total assets	13,122,170,886	(659,218)	13,121,511,668
Liabilities
Current deferred income	286,056,467	45,894,085	331,950,552
Current provisions	123,340,200	(48,381,701)	74,958,499
Other liabilities	10,630,964,031		10,630,964,031
Total liabilities	11,040,360,698	(2,487,616)	11,037,873,082
Equity excluding minority interests	1,338,221,897	1,828,398	1,340,050,295
Minority interests	743,588,291	—	743,588,291
Total shareholders’ equity	2,081,810,188	1,828,398	2,083,638,586
Total liabilities and shareholders’ equity	13,122,170,886	(659,218)	13,121,511,668

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Statement of financial position as at 31 December 2008	adoption	adoption	Restated statement

Assets
Deferred tax assets	1,031,431,805	1,292,174	1,032,723,979
Other assets	12,681,671,323	—	12,681,671,323
Total assets	13,713,103,128	1,292,174	13,714,395,302
Liabilities
Current deferred income	305,392,739	57,229,630	362,622,369
Current provisions	124,567,576	(52,353,496)	72,214,080
Other liabilities	12,083,322,032	—	12,083,322,032
Total liabilities	12,513,282,347	4,876,134	12,518,158,481
Equity excluding minority interests (i)	235,610,386	(3,583,960)	232,026,426
Minority interests	964,210,395	—	964,210,395
Total shareholders’ equity	1,199,820,781	(3,583,960)	1,196,236,821
Total liabilities and shareholders’ equity	13,713,103,128	1,292,174	13,714,395,302

(i)        The effect on shareholders’ equity excluding minority interests as at 31 December 2008 includes a positive impact of Euro 1,828,398 as at 1 January 2008 and a negative impact on the net income for the year 2008 amounting to Euro 5,412,358.

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Income statement for the six months period ended 30 June 2008	adoption	adoption	Restated statement

Revenues (reduction in services rendered)	3,250,111,293	(9,973,541)	3,240,137,752
Operating expenses (reduction in provisions and adjustments)	2,768,030,998	(8,532,096)	2,759,498,902
Income before financial results and taxes	482,080,295	(1,441,445)	480,638,850
Financial results	(73,018,618)	—	(73,018,618)
Income taxes	(114,573,533)	381,983	(114,191,550)
Net income	294,488,144	(1,059,462)	293,428,682

Attributable to minority interests	41,572,408	—	41,572,408
Attributable to equity holders of the parent	252,915,736	(1,059,462)	251,856,274

Euro

	Prior to IFRIC 13	Impacts of IFRIC 13
Income statement for the three months period ended 30 June 2008	adoption	adoption	Restated statement

Revenues (reduction in services rendered)	1,674,262,511	(6,106,528)	1,668,155,983
Operating expenses (reduction in provisions and adjustments)	1,479,057,593	(4,787,285)	1,474,270,308
Income before financial results and taxes	195,204,918	(1,319,243)	193,885,675
Financial results	(30,099,672)	—	(30,099,672)
Income taxes	(35,833,327)	349,600	(35,483,727)
Net income	129,271,919	(969,643)	128,302,276

Attributable to minority interests	16,215,965	—	16,215,965
Attributable to equity holders of the parent	113,055,954	(969,643)	112,086,311

Based on the guidance of IAS 1 Presentation of Financial Statements, and following the adoption of a new accounting policy retrospectively, Portugal Telecom disclosed an additional statement of financial position as at 31 December 2007, which was also restated to reflect the impacts of the adoption of this accounting policy.

In addition to the ones referred to above, other standards and interpretations as well as some minor improvements to several standards became effective in the six months period ended 30 June 2009, but are not applicable to the Company or had no material impact in its financial statements.

During the six months period ended 30 June 2009 and based on the best information available, the Company changed certain accounting estimates of the economic useful lives of certain equipments and infrastructure assets, of adjustments to bad debts and of dismantling costs of infrastructure assets. The impact of these changes in accounting estimates was recognized in accordance with IAS 8 and net income for the six and three month periods ended 30 June 2009 was positively impacted by Euro 13.7 million and Euro 12.8 million, respectively.

4.              Segment reporting

As disclosed in Note 3, Portugal Telecom has adopted IFRS 8 Operating Segments as from 1 January 2009. The identification of the operating segments based on this new standard is consistent with the segments presented on the annual financial statements as at 31 December 2008, as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); (ii) Domestic Mobile (TMN); and (iii) Brazilian Mobile (Vivo). As mentioned above, Vivo’s results include the results of Telemig only as from 1 April 2008.

In the six and three month periods ended 30 June 2009 and 2008, revenues by operating segment and its contribution to Group’s consolidated revenues were as follows:

Euro

	1H09			1H08
			Consolidated			Consolidated
	Standalone revenues	Intragroup revenues	revenues	Standalone revenues	Intragroup revenues	revenues

Revenues relating to reportable segments:
Wireline	965,337,452	(72,902,721)	892,434,731	953,705,730	(59,420,542)	894,285,188
Domestic Mobile - TMN (i)	737,134,713	(27,415,753)	709,718,960	772,954,126	(41,228,446)	731,725,680
Brazilian Mobile - Vivo (ii)	1,442,375,976	(81,013)	1,442,294,963	1,431,369,143	(44,873)	1,431,324,270
Revenues relating to other businesses	422,372,268	(235,322,752)	187,049,516	379,924,353	(197,121,739)	182,802,614
Group consolidated revenues			3,231,498,170			3,240,137,752

Euro

	2Q09			2Q08
			Consolidated			Consolidated
	Standalone revenues	Intragroup revenues	revenues	Standalone revenues	Intragroup revenues	revenues

Revenues relating to reportable segments:
Wireline	473,271,269	(35,408,878)	437,862,391	476,087,542	(31,430,200)	444,657,342
Domestic Mobile - TMN (i)	367,073,017	(13,617,862)	353,455,155	386,619,128	(19,129,613)	367,489,515
Brazilian Mobile - Vivo (ii)	738,687,207	(32,097)	738,655,110	765,883,166	(2,645)	765,880,521
Revenues relating to other businesses	212,692,267	(115,656,780)	97,035,487	182,284,519	(92,155,914)	90,128,605
Group consolidated revenues			1,627,008,143			1,668,155,983

(i)

In 2009, TMN’s revenues were negatively impacted by the reduction in mobile termination rates, whose effect amounted to Euro 40 million and Euro 21 million in the six and three month periods ended 30 June 2009, respectively. Besides these effects, there was an increase in revenues from the domestic mobile business , primarily as a result of customer growth, namely in wireless broadband.

(ii)

In 2009, Vivo’s revenues were impacted by (1) the negative effect of the depreciation of the Brazilian Real (“Real”) against the Euro, which amounted to Euro 172 million and Euro 71 million in the six and three month periods ended 30 June 2009, respectively, and (2) the positive effect of the consolidation of Telemig, which amounted to Euro 74 million in the six months period ended 30 June 2009 and is related to the contribution of Telemig to consolidated operating revenues for the three months period ended 31 March 2009. Excluding these effects in both periods, the increase in Vivo’s revenues was driven primarily by continued customer growth.

In the six and three month periods ended 30 June 2009 and 2008, the reconciliation between income before financial results and taxes from operating segments and Group’s consolidated net income was as follows:

Euro

	1H09	1H08	2Q09	2Q08

Income before financial results and taxes relating to operating segments:
Wireline (i)	152,174,286	193,006,291	66,023,854	67,567,844
Domestic Mobile - TMN	231,290,733	220,120,232	110,524,556	111,199,307
Brazilian Mobile - Vivo (ii)	72,093,083	42,393,425	35,460,344	(621,775)
Income before financial results and taxes relating to other businesses (iii)	11,216,515	25,118,902	3,525,831	15,740,299
	466,774,617	480,638,850	215,534,585	193,885,675
Minus:
Net interest expenses (Note 6)	144,720,158	115,553,944	72,363,228	65,189,748
Equity in earnings of associated companies, net (iv)	(102,201,530)	(74,452,687)	(53,512,022)	(40,886,617)
Net other financial losses (Note 7)	11,842,778	31,917,361	17,080,081	5,796,541
Income taxes (Note 8)	117,844,075	114,191,550	62,335,356	35,483,727
Consolidated net income	294,569,136	293,428,682	117,267,942	128,302,276

(i)

The decrease in the wireline business for the six months period ended 30 June 2009 is primarily related to: (1) higher depreciation and amortization costs, mainly related to the revaluation of certain fixed assets (real estate and ducts infraestructure) recorded in 2008; (2) higher post retirement benefit costs, as explained in Note 5; and (3) higher programming and commercial costs related to the roll out of the IPTV service. These effects were partially offset by the reduction in work force reduction program costs, as mentioned in Note 5.

(ii)	The improvement in Vivo’s income before financial results and taxes is basically driven by continued growth in revenues, as explained above.
(iii)

The reduction in the income before financial results and taxes relating to other businesses is primarily explained by the termination of the management fee contract between Portugal Telecom and Vivo, as from August 2008.

(iv)

The increase in equity in earnings of associated companies is primarily explained by the improvement in Portugal Telecom’s share in the earnings of Unitel from Euro 49 million and Euro 24 million in the six and three month periods ended 30 June 2008, respectively,  to Euro 81 million and Euro 41 million in the six and three month periods ended 30 June 2009, respectively. In addition, in the three months period ended 30 June 2008, this caption includes a capital gain of Euro 9 million related to the disposal of the investment in Banco Best for Euro 16 million (Note 12).

5.              Post retirement benefits

As at 30 June 2009, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the six months period ended 30 June 2009 are based on the 31 December 2008 actuarial study, adjusted by curtailment costs incurred during that period. During the six and three month periods ended 30 June 2009 and 2008 there were no change in actuarial assumptions.

As at 30 June 2009, the projected benefit obligations (PBO) of Portugal Telecom’s post retirement benefits related to pensions and healthcare amounted to Euro 3,046 million. The market value of plan assets amounted to Euro 2,143 million. In addition, Portugal Telecom has liabilities with salaries to suspended and pre-retired employees amounting to Euro 855 million, which are not subject to any legal funding requirement. As at 30 June 2009, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 24 million and therefore net benefit obligations recorded in the statement of financial position amounted to Euro 1,781 million. The movements occurred in benefit obligations, net of the market value of plan assets and unrecognized prior year service gains, during the six month periods ended 30 June 2008 and 2009 were as follows:

Euro

	Pension benefits	Healthcare benefits	Total
Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640
Net periodic post retirement benefits costs (gains)	26,633,036	(4,775,993)	21,857,043
Work force reduction program costs	74,884,470	3,137,113	78,021,583
Net actuarial losses	167,665,600	34,554,414	202,220,014
Payments, contributions and refunds	(88,902,653)	(11,911,736)	(100,814,389)
Balance as at 30 June 2008	1,620,942,559	(89,786,668)	1,531,155,891

Euro

	Pension benefits	Healthcare benefits	Total
Balance as at 31 December 2008	1,787,548,237	47,745,643	1,835,293,880
Net periodic post retirement benefits costs	43,881,000	929,000	44,810,000
Work force reduction program costs	3,486,016	—	3,486,016
Net actuarial gains	(10,273,445)	(5,302,039)	(15,575,484)
Payments, contributions and refunds	(85,309,700)	(1,212,848)	(86,522,548)
Balance as at 30 June 2009	1,739,332,108	42,159,756	1,781,491,864

Certain post retirement benefit plans have a surplus position and therefore are presented in the statement of financial position separately from those plans with a deficit position. As at 30 June 2009 and 31 December 2008, net post retirement obligations were recognized in the statement of financial position as follows:

Euro

	30 Jun 2009	31 Dec 2008
Pension plans with a deficit position	1,740,932,700	1,789,105,263
Healthcare plan	42,159,756	47,745,643
Plans with a deficit position	1,783,092,456	1,836,850,906

Pension plans with a surplus position	(1,600,592)	(1,557,026)
	1,781,491,864	1,835,293,880

The detail of post retirement benefit costs in the six and three month periods ended 30 June 2009 and 2008 is as follows:

Euro

	1H09	1H08	2Q09	2Q08
Post retirement benefits, net
Service cost	3,412,500	5,211,036	1,706,250	2,571,888
Interest cost	108,151,000	103,583,000	54,075,500	51,809,500
Expected return on plan assets (i)	(65,807,000)	(86,007,000)	(32,903,500)	(43,003,500)
Amortization of prior years service gains	(946,500)	(929,993)	(473,250)	(483,743)
	44,810,000	21,857,043	22,405,000	10,894,145
Curtailment costs, net (ii)
Work force reduction program	1,469,047	73,062,407	641,848	60,074,759
Termination payments	2,016,969	4,959,176	999,119	2,650,483
	3,486,016	78,021,583	1,640,967	62,725,242

(i)	The decrease in expected return on plan assets is mainly related to the reduction in market value of the plan assets occurred in 2008.
(ii)	Curtailment costs incurred during the six and three month periods ended 30 June 2008 are related to the reduction of 267 and 205 employees, respectively.

Net actuarial gains recorded in the six months period ended 30 June 2009, which amounted to Euro 15,575,484, and net actuarial losses recorded in the six months period ended 30 June 2008 amounting to Euro 202,220,014 relate to the difference between actual and estimated return on plan assets.

Cash flows relating to post retirement benefits in the six month periods ended 30 June 2009 and 2008 are as follows:

Euro

	1H09	1H08

Payments of salaries to pre-retired and suspended employees	78,229,045	83,375,442
Contributions to the funds	5,063,686	568,035
	83,292,731	83,943,477
Healthcare expenses	1,212,848	11,911,736
Termination payments	2,016,969	4,959,176
	86,522,548	100,814,389

6.              Net interest expenses

In the six and three month periods ended 30 June 2009 and 2008, this caption consists of (Note 4):

Euro

	1H09	1H08	2Q09	2Q08
Interest expense
Related to loans obtained and financial liabilities	188,087,478	170,996,275	92,536,456	89,143,517
Other (i)	4,300,933	3,148,144	1,627,385	1,947,803
Interest income
Related to cash and short-term investments	(35,849,468)	(49,042,046)	(15,647,369)	(20,687,260)
Other (i)	(11,818,785)	(9,548,429)	(6,153,244)	(5,214,312)
	144,720,158	115,553,944	72,363,228	65,189,748

(i)	These captions include primarily interest expense and income related to delayed payments and receipts, respectively, and also interest income related to long-term tax receivables of Vivo.

The increase in net interest expenses reflects primarily the increase in Portugal Telecom’s average net debt (Euro 22 million), related to the share buyback programme completed in 2008 and to the acquisitions of Telemig and 3G licenses in Brazil, as well as the increase in average cost of debt in Brazil (Euro 5 million).

7.              Net other financial losses

In the six and three month periods ended 30 June 2009 and 2008, this caption consists of (Note 4):

Euro

	1H09	1H08	2Q09	2Q08
Free-standing cross currency derivatives (i)	(5,690,132)	6,058,467	(814,920)	(1,411,975)
Net foreign currency exchange losses (gains) (ii)	(2,055,324)	12,734,382	4,258,716	565,108
Other, net (iii)	19,588,234	13,124,512	13,636,285	6,643,408
	11,842,778	31,917,361	17,080,081	5,796,541

(i)

This caption relates to the change in the fair value of certain cross-currency free standing derivatives. The improvement in this caption in the six months period ended 30 June 2009 is primarily explained by the impact of the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled, as opposed to a depreciation in the six months period ended 30 June 2008.

(ii)

Losses recorded in the six months period ended 30 June 2008 relate primarily to the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars, while in the same period of 2009 there was no significant change in the Euro/US Dollar exchange rate.

(iii)	This caption includes mainly banking services, commissions, net financial discounts and other financing costs.

8.              Income taxes

During the six months period ended 30 June 2009, there have been no significant changes in the relevant tax legislations applied to Portugal Telecom.

In the six and three month periods ended 30 June 2009 and 2008, the reconciliation between the nominal and effective income tax for the period is as follows:

Euro

	1H09	1H08	2Q09	2Q08

Income before taxes	412,413,211	407,620,232	179,603,298	163,786,003
Statutory tax rate	26.5%	26.5%	26.5%	26.5%
	109,289,501	108,019,361	47,594,874	43,403,291

Difference in tax rates	5,121,400	3,885,708	2,756,136	191,038
Permanent differences	3,751,561	2,886,422	2,905,606	(4,590,047)
Increases and reductions in provisions for income tax contingencies	1,337,440	3,382,962	1,221,818	3,281,743
Recognition of tax losses from previous periods by certain foreign companies	(3,507,560)	—	—	—
Adjustments to the provision for income taxes of the previous year	(1,846,172)	(7,255,805)	4,495,577	(7,255,805)
Other	3,697,905	3,272,902	3,361,345	453,507
	117,844,075	114,191,550	62,335,356	35,483,727
Income tax (Note 4)
Current income tax	109,835,635	131,146,460	51,938,432	65,295,173
Deferred taxes	8,008,440	(16,954,910)	10,396,924	(29,811,446)
	117,844,075	114,191,550	62,335,356	35,483,727

The increase in deferred tax assets recorded in the statement of financial position is primarily explained by the impact of foreign currency translation adjustments amounting to Euro 63,166,139, which relate mainly to the appreciation of the Real against the Euro. This increase was partially offset by the tax effect of the net actuarial gains recorded in the six months period ended 30 June 2009, which was included under the consolidated statement of comprehensive income and amounted to a cost of Euro 4,127,503.

Deferred tax liabilities recorded in the statement of financial position as at 30 June 2009 remained broadly flat as compared to 31 December 2008, with the impact of foreign currency translation adjustments (Euro 22,300,360), basically related to the appreciation of the Real against the Euro, being partially offset by the reduction of the deferred tax liability related to the revaluation of certain tangible assets undertaken in 2008 (Euro 17,395,129). Following the decision in the second quarter of 2009 to transfer certain real estate assets to the pension funds, and in accordance with IAS 12, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expects to recover the carrying amounts of these assets.

9.              Earnings per share and dividends

Earnings per share for the six and three month periods ended 30 June 2009 and 2008 were computed as follows:

Euro

		1H09	1H08	2Q09	2Q08
Net income attributable to equity holders of the parent	(1)	256,091,837	251,856,274	89,693,858	112,086,311
Financial costs related to exchangeable bonds (net of tax effect)		15,026,435	14,833,374	7,525,614	7,428,429
Net income considered in the computation of the diluted earnings per share	(2)	271,118,272	266,689,648	97,219,472	119,514,740

Weighted average common shares outstanding in the period	(3)	875,872,500	943,989,875	875,872,500	911,530,899
Effect ot the exchangeable bonds		64,655,172	64,655,172	64,655,172	64,655,172
	(4)	940,527,672	1,008,645,047	940,527,672	976,186,071
Earnings per share from total operations, net of minority interests
Basic	(1)/(3)	0.29	0.27	0.10	0.12
Diluted	(2)/(4)	0.29	0.26	0.10	0.12

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008, totaling an amount of Euro 503,626,688 (Note 12), which was paid in April 2009.

On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007, totaling an amount of Euro 533,200,884 (Note 12), which was paid in April 2008.

10.       Tangible and intangible assets

As at 30 June 2009 and 31 December 2008, the balances of tangible and intangible assets are as follows:

Euro

	30 Jun 2009	31 Dec 2008
Tangible assets	4,709,612,358	4,637,837,013
Intangible assets
Licenses and other rights	2,790,121,859	2,502,274,459
Goodwill	1,061,127,301	942,192,124
Other intangible assets	19,079,722	18,571,533
	3,870,328,882	3,463,038,116
	8,579,941,240	8,100,875,129

The increase in the carrying amount of tangible and intangible assets is primarily explained by capital expenditures incurred in the period amounting to Euro 505,864,338,  plus additional commitments under the terms of TMN’s UMTS license in connection with a programme denominated “e-escolinhas” (Euro 11,500,000), and by the positive currency translation adjustments totaling Euro 667,205,747, which relate primarily to the appreciation of the Real against the Euro during the period. These effects more than offset the depreciation and amortization costs of Euro 668,290,769 recognized in the six months period ended 30 June 2009.

During the six and three month periods ended 30 June 2009 and 2008, consolidated depreciation and amortization costs, consolidated capital expenditures and capital expenditures for each operating segment are as follows:

Euro

	1H09	1H08	2Q09	2Q08
Depreciation and amortization costs
Tangible assets	502,701,281	447,287,654	259,664,315	227,210,917
Intangible assets	165,589,488	162,309,295	82,455,252	85,783,004
	668,290,769	609,596,949	342,119,567	312,993,921
Capital expenditures
Tangible assets	391,332,746	316,169,161	216,250,163	200,789,257
Intangible assets	114,531,592	42,222,840	65,813,305	15,103,593
	505,864,338	358,392,001	282,063,468	215,892,850
Other capital expenditures	11,500,000	227,247,162	—	227,247,162
	517,364,338	585,639,163	282,063,468	443,140,012

Euro

	1H09	1H08	2Q09	2Q08
Capital expenditures
Wireline	227,297,318	125,724,143	125,938,506	77,047,617
Domestic Mobile - TMN	57,982,391	80,107,224	33,441,984	48,642,686
Brazilian Mobile - Vivo	191,285,729	128,222,356	104,730,568	80,707,869
Other businesses	29,298,900	24,338,278	17,952,410	9,494,678
	505,864,338	358,392,001	282,063,468	215,892,850
Other capital expenditures	11,500,000	227,247,162	—	227,247,162
	517,364,338	585,639,163	282,063,468	443,140,012

The increase in depreciation and amortization costs in the six and three month periods ended 30 June 2009 over the same periods of last year reflects primarily: (1) the impacts of the consolidation of Telemig and amortization of intangible assets (telecommunication licenses) recorded as a result of the purchase price allocation of this investment (Euro 35 million and Euro 8 million, respectively); (2) higher depreciation rates for the CDMA network of Vivo (Euro 33 million and Euro 15 million, respectively), following the acceleration of the GSM network rollout; (3) higher depreciation and amortization costs related to certain assets which were revalued at the end of the second and third quarters of 2008 (Euro 31 million and Euro 15 million, respectively); and (4) higher amortizations costs related to the investments in the IPTV service of the wireline business. These effects were partially offset by the impact of the depreciation of the Real against the Euro (Euro 40 million and Euro 18 million, respectively).

The increase in capital expenditures is primarily explained by:

•                  An increase in the wireline business (Euro 102 million) primarily mainly related to (1) investments in network upgrades to provide increased bandwidth, related to the continued success of IPTV services and to the rollout of fibre network, (2) a transponder capacity acquired in the period, and (3) a surge in pay-TV net additions that contribute to increased customer-related capital expenditures; and

•                  Increased capital expenditures at Vivo (Euro 63 million), which continue to be directed towards (1) increasing network capacity to support accelerated growth, namely in GSM/EDGE, (2) expanding coverage of WCDMA/HSUPA network, (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) improving network quality to accomplish the objectives set forth by the local regulator.

These effects were partially offset by the impact of the depreciation of the Real against the Euro during the six months period ended 30 June 2009 (Euro 31 million) and by a reduction in capital expenditures from the domestic mobile business (Euro 22 million), mainly due to the investments carried out in 2008 in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, which resulted in improved quality of mobile voice and data services in Portugal.

As at 30 June 2009, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 159 million and Euro 120 million, respectively.

11.       Debt

As at 30 June 2009 and 31 December 2008, Portugal Telecom’s gross debt amounted respectively to Euro 7,576,634,726 and Euro 6,695,856,370, as follows:

Euro

	30 Jun 2009		31 Dec 2008
	Current	Non-current	Current	Non-current

Exchangeable bonds	—	701,372,597	—	697,287,341
Bonds	38,224,908	3,755,319,049	879,280,135	2,404,817,408
Bank loans
External loans	369,957,736	1,750,407,750	496,997,045	1,021,160,382
Domestic loans	107,202	—	761,221	—
Other loans
Commercial paper	475,169,371	—	648,626,163	—
External loans	57,321	188,016,255	10,581	159,224,889
Commitments under the UMTS license	—	—	25,457,548	53,988,929
Liability related to equity swaps on treasury shares	178,071,827	—	178,071,827	—
Financial leasings	27,885,593	92,045,117	25,461,736	104,711,165
	1,089,473,958	6,487,160,768	2,254,666,256	4,441,190,114

During the six months period ended 30 June 2009, the increase in gross debt is primarily explained by:

•                  Eurobonds amounting to Euro 1,000 million issued by PT Finance in April 2009 under the GMTN Programme, with a maturity of 4 years and coupon of 6.0%;

•                  Eurobonds amounting to Euro 300 million issued by PT Finance in February 2009 under the GMTN Programme, through a tap of the 3.75% 2012 bonds issued in 2005;

•                  Non-convertible Bonds issued by Vivo Participações in January 2009 amounting to 210 million Brazilian Real (Euro 35 million as at the date the bonds were issued, corresponding to the 50% consolidated in Portugal Telecom’s statement of financial position), with a maturity of one year and bearing an annual interest rate of 103.6% of the CDI;

•                  The Revolving Credit Facility entered into in 2003 and maturing in February 2011, which the Company was not using at year-end 2008 and that as at 30 June 2009 had used an amount of Euro 250 million;

•                  The Revolving Credit Facility entered into in 2004 and maturing in June 2012, for which the Company had used an amount of Euro 150 million as at 31 December 2008 and Euro 300 million as at 30 June 2009;

•                  The Revolving Credit Facility entered into in 2008 and maturing in April 2011, which the Company was not using at year-end 2008 and that as at 30 June 2009 had used an amount of Euro 150 million; and

•                  The impact of the appreciation of the Real in the six months period ended 30 June 2009 (Euro 171 million).

The effects mentioned above were partially offset mainly by (1) the repayment in April 2009 of the outstanding bonds issued by PT Finance in April 1999 amounting to Euro 879,500,000, and (2) the decrease in the commercial paper outstanding.

Except for the above mentioned, during the six months period ended 30 June 2009 Portugal Telecom did not issue any new public bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31

December 2008. Additionally, Portugal Telecom did not obtain any significant new facilities or issued relevant amounts of notes and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

The undrawn amount of Portugal Telecom’s committed commercial paper lines (Euro 441 million) and standby facilities (Euro 465 million) plus the amount of cash available in its domestic operations (Euro 874 million) totaled Euro 1,779 million at the end of June 2009, as compared to Euro 2,180 million at year-end 2008.

During the six months period ended 30 June 2009, there were no relevant changes in Portugal Telecom’s covenants related to its indebtedness, which were fully complied with as at 30 June 2009. Nevertheless, it should be mentioned that some of those covenants relate to the long-term credit rating assigned by the rating agencies to Portugal Telecom, and that Standard & Poor’s raised that rating on 21 April 2009 from BBB- to BBB, with stable outlook, while on 6 February 2009 Fitch improved the outlook of the BBB rating assigned to Portugal Telecom from negative to stable.

Portugal Telecom decided not to renew the underwritten commercial paper program that matured on 7 July 2009, amounting to Euro 250 million (Note 14). On 30 July 2009, Portugal Telecom issued fixed rate notes amounting to Euro 250 million, bearing interest at a coupon rate of 5.242% and maturing in November 2017 (Note 14).

12.       Statement of cash flows

(a)          The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes”, which mainly comprises spectrum fees paid by TMN and Vivo, and also payments and collections of Value Added Tax in Portugal.

(b)         These captions include basically cash receipts from the short-term applications matured net of cash payments from new short-term financial applications entered into. Net cash receipts decreased from Euro 776,896,300 in the six months period ended 30 June 2008 to Euro 22,960,132 in the six months period ended 30 June 2009, because as the maturity of most of these applications was reached during 2008 they were converted into cash and cash equivalents, which also explains the higher levels of cash receipts and payments related to short-term financial applications in 2008.

(c)          During the six months period ended 30 June 2008, cash receipts resulting from financial investments include primarily Euro 16,000,000 (Note 4) related to the disposal of the investment in Banco Best.

(d)         During the six month periods ended 30 June 2009 and 2008, cash receipts resulting from dividends were as follows:

Euro

	2009	2008
Unitel (i)	60,347,754	—
CTM	7,887,108	6,539,395
Páginas Amarelas	—	2,008,000
Other	264,697	583,635
	68,499,559	9,131,030

(i)      This caption corresponds to the dividends received from Unitel related to the 2007 earnings.

(e)          During the six months period ended 30 June 2008, cash payments resulting from financial investments include Euro 156,045,756 related to the acquisition of Telemig.

(f)        These captions relate basically to commercial paper and other bank loans which are regularly renewed.

In the six months period ended 30 June 2009, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 693,222,367 and relate basically to the new loans and debt entered into by the Group as well as to the related repayments, as explained in detail in Note 11.

In the six months period ended 30 June 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 438,069,573, and included primarily: (i) Euro 149 million related to a loan obtained by Vivo from BNDES; (ii) Euro 149 million related to the increase in the level of usage of the short-term commercial paper programme entered into by Portugal Telecom; and (iii) Euro 90 million related to a loan obtained by Portugal Telecom from the European Investment Bank.

(g)         In the six months period ended 30 June 2009, this caption relates basically to the contribution of the minority shareholders to the share capital increase occurred at Vivo Participações in February 2009.

(h)         In the six months period ended 30 June 2009, cash receipts and payments resulting from other financing activities relate primarily to the settlement of cross currency derivatives by Vivo and Portugal Telecom, respectively. In the same period of 2008, there were only payments by Vivo related to the settlement of cross currency derivatives.

(i)             During the six month periods ended 30 June 2009 and 2008, dividends paid were as follows:

Euro

	2009	2008
Portugal Telecom (Note 9)	503,626,688	533,200,884
Vivo	20,640,126	8,951,669
Cabo Verde Telecom	14,017,718	3,222,356
Africatel	5,100,000	—
Timor Telecom	4,075,043	—
Other	1,609,758	62,249
	549,069,333	545,437,158

13.       Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 June 2009 and 31 December 2008 and transactions occurred during the six month periods ended 30 June 2009 and 2008 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by Portugal Telecom in Vivo) are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	2009	2008	2009	2008	2009	2008
Vivo	20,838,032	20,274,591	918,975	584,750	—	—
Other international companies:
Unitel (i)	125,700,473	70,408,010	13,004,042	5,535,356	—	—
Médi Télécom	5,379,603	6,759,993	1,229,516	928,306	77,297,058	75,592,524
Multitel	4,949,906	4,354,231	537,958	333,353	893,666	918,459
CTM	245,312	345,734	61,724	109,829	—	—
Other	2,593,853	2,368,170	372,200	710,472	75,270	76,444
Domestic companies:
Páginas Amarelas	5,137,629	4,615,079	34,308,159	35,578,320	—	—
Caixanet	2,012,304	1,090,811	—	—	—	—
PT-ACS	1,320,707	5,235,755	2,497,217	1,031,713	—	—
Sportinveste Multimédia	873,338	639,844	513,213	—	35,318,668	35,318,668
Other	11,767,034	12,823,802	1,403,664	2,981,140	7,480,894	7,047,439
	180,818,191	128,916,020	54,846,668	47,793,239	121,065,556	118,953,534

(i)            As at 30 June 2009 and 31 December 2008, this caption includes dividends receivable from Unitel related to its 2008 and 2007 earnings, respectively, amounting to Euro 106 million and Euro 57 million, respectively.

Euro

	Costs		Revenues		Interest charged
Company	2009	2008	2009	2008	2009	2008
Vivo	509,386	—	26,948,315	31,830,823	—	—
Other international companies:
Unitel	6,071,276	4,494,437	8,127,509	7,678,299	64,841	10,307
Médi Télécom	2,160,420	1,600,805	3,319,652	5,679,283	1,668,139	1,490,194
CTM	97,729	66,960	276,890	1,036,159	—	—
Multitel	59,841	—	486,596	170,192	—	—
Other	811,329	896,399	375,571	1,051,734	—	—
Domestic companies:
Páginas Amarelas	30,516,349	32,949,876	1,637,994	1,454,935	—	—
PT-ACS	2,129,197	2,495,289	288,789	352,468	—	—
Sportinveste Multimédia	648,491	523,754	66,798	91,131	119,171	—
Caixanet	118	—	5,124,120	5,829,239	—	—
Other	821,429	599,340	11,132,766	12,384,602	39,083	270,475
	43,825,565	43,626,860	57,785,000	67,558,865	1,891,234	1,770,976

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

•                  Call center services rendered by Dedic to Vivo; and

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the six months period ended 30 June 2009 and balances as at 30 June 2009 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

		Supplies and
	Sales and services	services provided
	rendered by	to Portugal	Net interest received	Accounts	Accounts
Company	Portugal Telecom	Telecom	(paid)	receivable	payable

Visabeira	25,082,694	62,571,930	—	30,308,422	38,843,047
Caixa Geral de Depósitos	18,324,271	2,406,492	108,759	6,403,273	187,537
BES	14,377,467	10,985,788	7,423,247	3,435,717	246,097
Controlinveste	201,439	2,695,878	—	844,506	62,088
Barclays	174,543	3,497	(5,148,016)	181,804	—
	58,160,414	78,663,585	2,383,990	41,173,722	39,338,769

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 30 June 2009, Telefónica held 10.0% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Joint Venture Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

Pensions and healthcare funds, which were incorporated to cover our post retirement benefits plans (Note 5), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by the funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 30 June 2009, the total exposure of these investments to Portugal Telecom, Telefónica, BES, Ongoing and Caixa Geral de Depósitos was Euro 286 million, Euro 144 million, Euro 141 million, Euro 75 million and Euro 21 million, respectively.

c) Other

During the six month periods ended 30 June 2009 and 2008, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	1H09	1H08
Executive board members	1,512,896	1,618,938
Non-executive board members	710,089	613,624
Supervisory board	302,132	290,857
	2,525,117	2,523,419

Under the terms of the remuneration policy established by the Remuneration Committee, Executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognized an accrual for the annual and multi-annual variable remuneration. During the six month periods ended 30 June 2009 and 2008, Executive board members received Euro 2,247,571 and Euro 3,336,953, respectively, related to their performance in the respective previous years. At the end of term of office 2006/2008 and considering the performance achieved during the period, Executive board members and the Chairman, who served as an Executive board member during 2006 and 2007, received in total Euro 3,799,101 of multi-annual variable remuneration.

Following the changes in corporate governance occurred in the second quarter of 2008, the Chairman no longer has the function of Chief Executive Officer.

In addition to the above mentioned remunerations, Executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações.

During the six month periods ended 30 June 2009 and 2008, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 461,775 and Euro 475,969, respectively, and variable remuneration amounted to Euro 310,000 and Euro 407,833, respectively.

One of Portugal Telecom’s Non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom during the six months period ended 30 June 2009 amounting to approximately Euro 0.8 million (excluding VAT).

14.       Subsequent events

Portugal Telecom decided not to renew the underwritten commercial paper program that matured on 7 July 2009, amounting to Euro 250 million (Note 11).

On 30 July 2009, Portugal Telecom issued fixed rate notes amounting to Euro 250 million, bearing interest at a coupon rate of 5.242% and maturing in November 2017 (Note 11).

It was approved on 27 July 2009, in the general shareholders’ meetings of Vivo Participações, Telemig Celular Participações (“TCP”) and Telemig Celular (“TC”), the merger of shares of TC into TCP and the merger of shares of TCP into Vivo Participações. Following these operations, the former shareholders of TC and TCP were entitled to receive shares issued by TCP and Vivo Participações, respectively, and TC and TCP became wholly-owned subsidiaries of TCP and Vivo Participações, respectively.

Independent auditors report

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fiber-to-the-home. Next generation network that brings fibre to the customer premises.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired asset.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman	CEO	Non-executive officers
Henrique Granadeiro	Zeinal Bava	José Maria Alvarez-Pallete Lopéz

	Executive officers	Francisco Manuel Marques Bandeira
	Luís Pacheco de Melo	José Guilherme Xavier de Basto
	Carlos Alves Duarte	Santiago Fernández Valbuena
	Rui Pedro Soares	João Manuel de Mello Franco
	Manuel Rosa da Silva	Joaquim Aníbal Brito Freixial de Goes
	Fernando Soares Carneiro	Mário João de Matos Gomes
	Shakhaf Wine	Gerald Stephen McGowan
Rafael Luís Mora Funes
Maria Helena Nazaré
Amílcar Carlos Ferreira de Morais Pires
António Manuel Palma Ramalho
Francisco Teixeira Pereira Soares
Jorge Humberto Correia Tomé
Paulo José Lopes Varela
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures	30 June 2009

Consolidated financial highlights	Euro million

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Operating revenues	1,627.0	1,668.2	(2.5)%		3,231.5	3,240.1	(0.3)%
Operating costs, excluding PRBs and D&A	1,032.1	1,082.6	(4.7)%		2,034.0	2,048.7	(0.7)%
EBITDA (1)	594.9	585.5	1.6%		1,197.5	1,191.5	0.5%
Income from operations (2)	230.4	261.6	(11.9)%		484.4	560.0	(13.5)%
Net income	89.7	112.1	(20.0)%		256.1	251.9	1.7%
Capex (3)	282.1	215.9	30.6%		505.9	358.4	41.1%
Capex as % of revenues (%)	17.3	12.9	4.4	pp	15.7	11.1	4.6	pp
EBITDA minus Capex	312.8	369.6	(15.4)%		691.6	833.1	(17.0)%
Free cash flow	226.7	(168.3)	n.m.		134.9	6.7	n.m.
Net debt	6,156.2	5,800.0	6.1%		6,156.2	5,800.0	6.1%
After-tax unfunded PRB obligations	1,291.4	1,107.1	16.7%		1,291.4	1,107.1	16.7%

EBITDA margin (%) (4)	36.6	35.1	1.5	pp	37.1	36.8	0.3	pp
Net debt / EBITDA (x)	2.6	2.5	0.1	x	2.6	2.4	0.1	x
EBITDA / net interest (x)	8.2	9.0	(0.8	)x	8.3	10.3	(2.0	)x

Basic earnings per share	0.10	0.12	(17.4)%		0.29	0.27	9.6%
Diluted earnings per share (5)	0.10	0.12	(15.6)%		0.29	0.26	9.0%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

(2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

(3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09) and the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

(4) EBITDA margin = EBITDA / operating revenues.

(5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Wireline operating data

	2Q09	2Q08	y.o.y	1H09	1H08	y.o.y
Main accesses (‘000)	4,426	4,151	6.6%	4,426	4,151	6.6%
Retail accesses	4,001	3,673	8.9%	4,001	3,673	8.9%
PSTN/ISDN	2,777	2,906	(4.4)%	2,777	2,906	(4.4)%
Traffic-generating lines	2,625	2,712	(3.2)%	2,625	2,712	(3.2)%
Carrier pre-selection	153	194	(21.3)%	153	194	(21.3)%
ADSL retail	781	651	19.9%	781	651	19.9%
TV customers	443	116	280.8%	443	116	280.8%
Wholesale accesses	425	477	(10.9)%	425	477	(10.9)%
Unbundled local loops	309	314	(1.8)%	309	314	(1.8)%
Wholesale line rental	66	106	(38.3)%	66	106	(38.3)%
ADSL wholesale	51	57	(10.0)%	51	57	(10.0)%

Net additions (‘000)	57	3	n.m.	128	(15)	n.m.
Retail accesses	52	28	84.7%	137	(0)	n.m.
PSTN/ISDN	(35)	(51)	(31.2)%	(65)	(110)	(40.6)%
Traffic-generating lines	(25)	(36)	(31.1)%	(44)	(67)	(34.3)%
Carrier pre-selection	(11)	(16)	(31.2)%	(22)	(44)	(50.2)%
ADSL retail	29	10	190.9%	71	14	n.m.
TV customers	59	70	(15.7)%	131	96	37.0%
Wholesale accesses	5	(25)	n.m.	(8)	(15)	(45.1)%
Unbundled local loops	8	(6)	n.m.	3	23	(85.7)%
Wholesale line rental	(3)	(15)	(78.9)%	(10)	(34)	(70.1)%
ADSL wholesale	1	(4)	n.m.	(2)	(4)	(63.3)%

Retail RGU per access (1)	1.44	1.26	14.0%	1.44	1.26	14.0%
ARPU (Euro)	29.9	29.6	1.1%	29.9	29.5	1.3%
Total traffic (million minutes)	2,773	2,965	(6.5)%	5,619	5,995	(6.3)%
Retail traffic	1,169	1,267	(7.7)%	2,382	2,556	(6.8)%
Wholesale traffic	1,604	1,698	(5.6)%	3,237	3,439	(5.8)%
Employees	6,349	6,172	2.9%	6,349	6,172	2.9%

(1) Retail accesses per PSTN/ISDN line.

Domestic mobile operating data (1)

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Customers (‘000)	6,980	6,485	7.6%		6,980	6,485	7.6%
Net additions (‘000)	21	120	(82.5)%		36	223	(83.8)%
Total traffic (million minutes)	2,417	2,209	9.4%		4,660	4,363	6.8%
MOU (minutes)	116	115	1.5%		112	114	(1.8)%
ARPU (Euro)	16.0	18.3	(12.5)%		16.0	18.3	(12.1)%
Customer	13.9	14.7	(5.7)%		13.8	14.7	(6.3)%
Interconnection	1.8	3.2	(43.1)%		2.0	3.2	(39.5)%
Data as % of service revenues (%)	22.6	19.3	3.3	pp	22.7	19.0	3.6	pp
SARC (Euro)	36.5	36.6	(0.2)%		37.6	38.1	(1.2)%
Employees	1,100	1,140	(3.5)%		1,100	1,140	(3.5)%

(1) Includes MVNO subscribers.

Brazilian mobile operating data (1)

	2Q09	2Q08	y.o.y		1H09	1H08	y.o.y
Customers (‘000)	46,819	40,435	15.8%		46,819	40,435	15.8%
Market share (%)	29.3	30.4	(1.0	)pp	29.3	30.4	(1.0	)pp
Net additions (‘000)	1,178	2,125	(44.6)%		1,874	2,965	(36.8)%
Total traffic (million minutes)	11,022	11,080	(0.5)%		21,448	18,742	14.4%
MOU (minutes)	80	96	(16.6)%		78	86	(9.2)%
ARPU (R$)	26.3	28.8	(8.8)%		26.6	29.1	(8.6)%
Customer	15.8	16.6	(4.8)%		15.8	16.7	(4.9)%
Interconnection	10.3	12.0	(14.2)%		10.5	12.3	(14.1)%
Data as % of service revenues (%)	12.6	10.4	2.2	pp	12.3	10.3	2.0	pp
SARC (R$)	82.3	89.7	(8.3)%		90.4	92.7	(2.5)%
Employees	8,250	8,232	0.2%		8,250	8,232	0.2%

(1) Operating data calculated using Brazilian GAAP.

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share.

The company’s share capital, as at 30 June 2009, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 37,894,024 ADRs registered on the same date, representing 4.0% of PT’s total share capital.

Stock market data

	1H09	1H08
As at 30 June
Share capital (Euro)	26,895,375	28,277,855.31
Number of shares issued	896,512,500	942,595,177
Number of shares outstanding	875,872,500	901,357,354
Price (Euro)	6.971	7.210
Market capitalisation (Euro million)	6,250	6,796

Price / transactions
High (Euro)	7.070	9.450
Low (Euro)	5.479	6.895
Volume (million of shares)	370	573
Traded Value (Euro million)	2,288	4,644

Performance
Portugal Telecom	14.8%	(19.3)%
PSI-20	12.1%	(31.6)%
DJ Stoxx Telecom Europe	(6.6)%	(25.8)%

The number of shares outsanding adjusted for the 20.64mn own shares held through equity swaps was 876 million.

Financial timetable 2009

18 February

Full year results 2008

27 March

Annual General Shareholders’ Meeting

Form 20-F filing with the SEC

14 May

First quarter results 2009

6 August

First half results 2009

12 November

First nine months results 2009

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.